Exhibit 99.1

Burford

Leading the way, today and for the long term

BURFORD CAPITAL INTERIM REPORT 2020

Contents

Strategic report

2	At a glance

3	Financial summary

5	Management statement

7	Our business model

9	Key definitions

12	Financial and operational review

43	Financial statements

77	Further information

This report is for Burford’s public shareholders and does not constitute an offer of any Burford fund.

This report does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

The information on, or that can be accessed through, our website is not incorporated by reference into this report.

FORWARD-LOOKING STATEMENTS

In addition to statements of historical fact, this report contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. The disclosure and analysis set forth in this report include assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that might cause future results to differ include, but are not limited to, the following:

•	Adverse litigation outcomes and timing of resolution of litigation matters
•	Valuation uncertainty in respect of the fair value of our capital provision assets
•	Our ability to identify and select suitable legal finance assets and enter into contracts with new and existing clients
•	Changes and uncertainty in law and regulations that could affect our industry, including those relating to legal privilege and attorney work product
•	Improper use or disclosure of confidential and legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft
•	Inadequacies in our due diligence process or unforeseen developments
•	Credit risk and concentration risk relating to our legal finance assets
•	Competitive factors and demand for our services and capital
•	Negative publicity or public perception of the legal finance industry or us
•	Current and future economic, political and market forces, including uncertainty surrounding the effects of COVID-19
•	Potential liability from future litigation
•	Our ability to retain key employees
•	The sufficiency of our cash and cash equivalents and our ability to raise capital to meet our liquidity needs

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

At a glance

1H 2020 highlights

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the London Stock Exchange, and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

Significant acceleration of realisations	Substantial realised gains
Group-wide realisations ($ in millions)	Burford balance sheet only ($ in millions)

For more details see page 33	For more details see pages 34

Attractive and increased returns
Capital provision-direct cumulative recoveries since inception Burford balance sheet only
($ in millions)

For more details see pages 23-26

We assess the performance of the Group using a variety of alternative performance measures, which are explained on pages 10-11. We refer readers to greater detail and explanation about all of the data above in our financial and operational review beginning on page 12 and the key definitions on page 9.

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Financial summary

IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. We refer to this presentation as “Consolidated” or “IFRS”. We endeavour to provide clarity on Burford as a stand-alone business by furnishing information on a non-IFRS basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”, “Burford standalone” and “Burford-only balance sheet” as the context requires. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated funds. We refer to this presentation as “Group-wide”. Throughout this document reference is made to various terms associated with the Burford structure. These include Burford balance sheet only, the Company, Group, Group-wide, BOF, BOF-C and the Strategic Value Fund. These, along with other key terms, are set out among the key definitions on pages 9 to 11 of this interim report and in the glossary of terms on pages 154 to 158 of our Annual Report 2019.

The tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our Burford-only performance discussion to our published accounts.

1H 2020 Financials

Statement of comprehensive income

		Elimination of
	Consolidated	third-party	Burford-
	IFRS	interests*	only
Six months ended 30 June 2020	$’000	$’000	$’000
Capital provision income	260,524	(9,397)	251,127
Asset management income	4,351	3,278	7,629
Insurance income	623	-	623
Services income	180	-	180
Cash management (losses)/income and bank interest	(1,964)	(70)	(2,034)
Foreign exchange (losses)	(4,648)	(27)	(4,675)
Third-party share of profit or loss relating to interests in consolidated entities	(4,274)	4,274	-
Total income	254,792	(1,942)	252,850
Operating expenses	(41,664)	1,200	(40,464)
Amortisation of intangible asset	(4,747)	-	(4,747)
Operating profit	208,381	(742)	207,639
Finance costs	(19,766)	-	(19,766)
Profit before tax	188,615	(742)	187,873
Taxation	(37,164)	742	(36,422)
Profit after tax	151,451	-	151,451
Other comprehensive income	33,436	-	33,436
Total comprehensive income	184,887	-	184,887

*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

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Burford Interim Report 2020	3

Statement of financial position

		Elimination of
	Consolidated	third-party	Burford-
	IFRS	interests*	only
30 June 2020	$’000	$’000	$’000
Assets
Cash and cash equivalents	260,313	(13,816)	246,497
Cash management assets	15,957	-	15,957
Other assets	11,852	5,191	17,043
Due from settlement of capital provision assets	286,509	(5,833)	280,676
Capital provision assets	1,909,118	(204,275)	1,704,843
Equity securities	18	-	18
Tangible fixed assets	17,877	-	17,877
Intangible asset	3,956	-	3,956
Goodwill	133,936	-	133,936
Deferred tax asset	6,564	-	6,564
Total assets	2,646,100	(218,733)	2,427,367
Liabilities
Loan interest payable	9,061	-	9,061
Other liabilities	41,526	(1,017)	40,509
Loan capital	625,625	-	625,625
Capital provision asset subparticipations	14,077	(5,847)	8,230
Third-party interests in consolidated entities	211,869	(211,869)	-
Deferred tax liabilities	23,142	-	23,142
Total liabilities	925,300	(218,733)	706,567
Total net assets	1,720,800	-	1,720,800

*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

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4	Burford Interim Report 2020

Management statement

2020: Leading the way today

Sir Peter Middleton GCB Chairman	Hugh Steven Wilson Deputy Chairman	Christopher Bogart Chief Executive Officer	Jonathan Molot Chief Investment Officer

Burford posted a very strong first half in which some substantial portfolio matters resolved with a clear path to cash—cash which has been rolling in since the period ended. Income from realised gains in our Buford-only capital provision-direct portfolio rose 57% over the first half of 2019, and excluding YPF-related assets, our Burford-only total income rose 155% over the prior period. Unsurprisingly, however, in a world buffeted by COVID-19 and its ensuing economic consequences, while our team and our operations have been largely unaffected, new business has declined as lawyers and clients focus on other priorities—a state of affairs we expect to be temporary.

Burford’s most concentrated position1 was successful, adding yet another example of outperformance to Burford’s long track record and generating $172 million of balance sheet income, a 182% ROIC. We deployed $144 million Group-wide ($94 million on the balance sheet) into a related group of 18 cases in the 2016, 2017 and 2019 vintages. Those cases were all resolved in our clients’ favour in the first half of 2020 and their judgments have begun to be paid; when all cases are paid, we expect to receive cash proceeds of $423 million Group-wide (balance sheet: $266 million), for a Group-wide ROIC of almost 200% and an IRR of 56%. At the end of 2019, those cases were all held at cost, as no objective event had occurred under our valuation policy to cause us to recognise gains prior to this period. As a result, the balance sheet generated $172 million in realised gains from these matters in 1H 2020, not including the asset management fees they will ultimately produce.

Given this latest substantial success, Burford’s ROIC since inception for its capital provision-direct business has risen to 97% from 88% at the end of 2019.

If it were not already clear, this latest outcome should put an end once and for all to any question about Burford not being able to repeat the selection and management of outperforming matters. It should also put an end to any liquidity concerns. The simple fact is that such outperformance is a regular part of our litigation outcomes, just as losses are, albeit with asymmetrically lower financial impact. Burford has demonstrated its ability, time and time again, to include such outperformers in its portfolio.

That was not our only success in the period. We discuss in more detail the portfolio’s performance in the pages that follow, but we saw other substantial trial-level wins in the period and also settlements that generated meaningful cash—more than $200 million for the balance sheet, including significant amounts from our capital provision-indirect portfolio.

Burford’s robust performance during this period occurred without a single dollar of assistance from its YPF-related assets.

Investors could be forgiven for asking why, in light of such strong results, our Burford-only *********** profit after tax has declined ******. In addition to the impact of our YPF-related assets in 2019, part of the answer is because of the sharp discrepancy between our cash and “book” taxes. We paid less than $2 million in cash taxes in the period, but we recognised $36 million in tax expense. The explanation for this borders on the occult (and is set out in more detail later) but that is how tax accounting appears to work these days.

One big piece of news is that the SEC has declared our Registration Statement effective and the New York Stock Exchange has approved the listing of our shares, to coexist with our London listing. We believe a US listing has the potential to increase liquidity in Burford stock and expose us to a new, deep pool of possible investors. And of course, voluntarily submitting to the enhanced scrutiny of US securities regulators should provide further assurance even to investors who continue to trade our shares in London. We expect trading to begin on the NYSE on or around 19 October.

Looking ahead, we see significant opportunity. As the last six months have demonstrated, the sizeable investments we have made in the last few years are beginning to come to fruition. Moreover, much as we deplore the suffering we have seen this year across the world, no one disputes that the tumult of both the pandemic and the ensuing economic consequences will inevitably lead to a vast landscape of disputes for years to come. We are brimming with optimism about Burford’s future.

As usual, we keep our interim report much briefer than our Annual Report, although we have stepped up some amount of disclosure that investors told us they found helpful in the expanded Annual Report, and we comment below on a few significant areas.

1 Measured by cash invested; previously discussed on page 47 of Burford’s 2019 Annual Report.

Burford Interim Report 2020	5

Liquidity

In spite of the worst capital markets downturn in Burford’s history, our liquidity—already robust—strengthened considerably, buoyed by asset realisations, including from the optionality provided by our allocation of a portion of our balance sheet to short-duration capital provision-indirect assets. We opened 2020 with $206 million of cash and cash management assets on Burford’s balance sheet; at 30 June 2020 our cash and cash management asset balance had grown to $262 million and it stands at $316 million at 15 September 2020. And because we co-invest with our managed funds, with the balance sheet generally taking 42% of new deployments in core litigation finance, that level of cash at 30 June 2020 unlocks over $600 million of total core litigation finance deployment potential and even more today—in short, a lot of dry powder that we’re excited to deploy.

We also ended the period with $281 million in receivables on Burford’s balance sheet; at 15 September, $86 million had already been paid and we expect continued conversion of those receivables to cash as the year proceeds, just as has occurred in prior periods.

In addition to our robust cash balances, we continue to have a wide range of other capital options. We have a substantial fund management business with the ability to seek incremental capital from private investors. We have a very low leverage level and satisfactory bond ratings from both S&P and Moody’s; we have always been and expect to continue to be opportunistic with respect to cash and debt management, both in terms of future issuance and as to potential debt repurchases in advance of scheduled maturities. We continue to take steps to develop a secondary market for our assets. We do not, however, consider further equity issuance to be part of our current toolkit and we will not be issuing equity in connection with our anticipated US listing.

COVID-19

As we discussed in Burford’s 2019 Annual Report, we expected the global pandemic to have both short-term negative and long-term positive impacts on our business.

In the early months of the pandemic, we saw a collapse in new business. Lawyers and clients were spending all of their time on immediate crises, and seeking legal finance was not a priority as they sheltered-in-place and tried to adjust to a new normal of practising law from their living rooms with their kids running around. Thus, we are not surprised to see a sharp fall in new commitments and deployments in the first half. Our pipeline is considerably busier now and we do not expect that level of downturn to persist in the second half, although like the rest of the world we find predicting the next few months difficult.

At the same time, while some courts shifted into remote operation without missing a beat, a number of courts slowed down significantly. Many corporate defendants used the pandemic as a device to try to avoid progressing with litigation and were reluctant to settle cases due to liquidity concerns. We did not see settlement activity return in earnest until June, and we still see court slowdowns and defendant efforts to capitalise on the virus. It is important to bear in mind that delay for us is simply deferral—and is often profitable for us.

However, there is likely to be a significant uptick in litigation activity as the world normalizes, which will continue for years. The US has already seen more than 5,000 COVID-related lawsuits filed.2 US business groups believe that to be the tip of the iceberg.

Operationally, COVID-19 has not had a significant impact on Burford’s business. We already had a culture of collaborative, geographically dispersed people and we were able to move to remote work pretty seamlessly. To be sure, we think there are some benefits in teams re-assembling in offices when that becomes feasible, but that is a desire as opposed to an urgent need.

Governance

Our evolution of the Board is continuing. David Lowe retired at the May 2020 AGM; we are grateful to Mr. Lowe for his wise counsel since Burford’s founding. Three new directors were also appointed at the May 2020 AGM, Robert Gillespie and John Sievwright as non-executive directors and Christopher Bogart, our CEO, as an executive director. Messrs Gillespie and Sievwright have also joined the audit committee. Sir Peter Middleton will retire at the May 2021 AGM and we have retained Spencer Stuart to lead a search for a new female director to join the board at that time. Upon Sir Peter’s retirement, Steve Wilson, currently Deputy Chairman, will become the Chairman; Mr. Wilson is already actively engaged in that transition process.

We look forward to an active fall and hope for the continuing resumption of normalcy in the world around us.

Sir Peter Middleton GCB Chairman	Hugh Steven Wilson Deputy Chairman	Christopher Bogart Chief Executive Officer	Jonathan Molot Chief Investment Officer

2 See https://www.huntonak.com/en/covid-19-tracker.html.

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Our business model

How we deliver value

Commercial legal claims, defences, settlements, judgments, awards and fee receivables are financial assets. We help companies and law firms unlock the value of these financial assets by providing a range of financing and risk management solutions based on their expected future value. We fund these solutions by deploying capital from our own balance sheet and private investment funds that we manage.

Our products and services	Our diversified capital structure

Burford’s breadth of services gives us many ways to work with clients and generate revenue from our expertise in valuing and managing legal assets.	We operate multiple sources of capital, as this better serves clients while giving us a competitive advantage and the optionality to sustain our high growth.

Details on the figures contained on pages 7 and 8 can be found in the Financial and operational review section starting on page 12.

Burford Interim Report 2020	7

Our **** ********** *** returns	Our stakeholder values

We use organically generated capital from fees and asset realisations as well as external finance to fund profitable balance sheet growth.	We are strongly aligned behind the shared objective of creating value for all our stakeholders worldwide.

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Key definitions

Definitions related to Burford’s activities

Throughout this report, we will refer to our activities as follows:

Legal finance

includes our traditional core litigation finance activities in which we are providing clients with financing against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities, which often are provided to the same clients.

Complex strategies

encompasses our activities providing capital as a principal in legal-related assets, often securities, loans and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through our Strategic Value Fund.

Post-settlement finance

includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.

Asset management

includes our activities administering the funds we manage for third-party investors.

Our funding sources, however, are not organised based on these services but by expected return, risk and life of the assets we originate. We use our balance sheet and certain dedicated funds to provide capital for higher risk, higher return, longer-lived assets such as those created in our legal finance business. We typically use dedicated funds, in which our balance sheet is an investor, to provide capital for the kind of lower risk, lower return, shorter-lived assets that typify complex strategies activities. And we use still other dedicated funds (without balance sheet investment) for low risk, low return, very short-lived assets, such as post-settlement and law firm receivables financing.

To present our business in line with this stratification of asset types, beginning with our 2019 Annual Report, we provide our financing and other services through three principal operating segments:

Capital provision, which includes both

Direct, where we provide our capital directly to clients or as principal in our legal finance activities

Indirect, where we provide our capital by investing through funds that we manage

Asset management, which includes our activities in managing our eight investment funds and the resulting fee stream, including managing the funds that hold assets originated by our post-settlement finance activity.

Services and other corporate, which includes fees generated for services provided by our asset recovery and legal risk management (including insurance) activities as well as corporate financial activity.

In order to provide greater clarity on our capital provision assets, beginning with the 2019 Annual Report, we have sub-divided for purposes of reporting a number of financial metrics into:

Direct

which includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category. Broadly, when we originate all these types of assets, we are targeting risk-adjusted IRRs in the mid-20s to mid-30s with an expected weighted average life between two and five years, though we can, on occasion, accept a lower return on a shorter-lived, more liquid or less risky asset.

Indirect

which includes our balance sheet’s participations in one of our funds. Currently, this category is comprised entirely of our position in the Burford Strategic Value Fund. At present, with this type of asset, we are targeting risk-adjusted IRRs in the mid-to-high teens with an expected weighted average life of one year or less.

For each of these two categories, we also provide separate asset data tables with a complete list of every investment in each category (available on our website) and separate return metrics (IRR, ROIC, weighted average life).

Burford Interim Report 2020	9

Definitions related to Burford’s business structure

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

To that end, throughout this report, we will refer to our funding configuration as follows:

Consolidated

refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities consolidated into Burford include the Strategic Value Fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.

Burford-only

Burford standalone, Burford-only, Burford-only balance sheet, “balance sheet” or similar terms refers to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.

Group-wide

refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s interim condensed consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

Definitions related to calculating returns

Alternative performance measures:

This report presents certain unaudited alternative performance measures (“APMs”), which are not presented in accordance with IFRS.

The presentation of APMs is for informational purposes only and does not purport to present what our actual results of operations and financial condition would have been, nor does it project our results of operations for any future period or our financial condition at any future date. The presentation of APMs set out in this report is based on available information and certain assumptions and estimates that we believe are reasonable. Our APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

In discussing cash returns, we refer to several metrics that we have applied consistently for many years in our financial disclosure:

Concluded assets:

A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining.

We use the term to encompass: (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses); (ii) the portion of legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case), but where the case is continuing with the possibility of receiving additional proceeds; and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time) and there is no longer any litigation risk involved in the asset.

In most instances, concluded assets both conclude and we receive all cash proceeds associated with the asset in the same period. Sometimes, non-cash assets are received or cash will be paid over time. In those instances, a balance sheet due from settlement of capital provision assets receivable is recorded, in which event we estimate the future date we expect to receive cash for purposes of calculating return or other metrics such as IRR and WAL. When proceeds are ultimately received, we adjust our presentation of returns to reflect actual proceeds and timing.

▪ Deployed cost:

Deployed cost is the amount of funding we have provided for an asset as of the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

-	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one defendant settles and the remaining defendant(s) continue to litigate, we report the partial resolution when agreed as a partial realisation, and we allocate a portion of the investment to the partial resolution depending on the significance of the settling defendant to the overall claim.

10	Burford Interim Report 2020

-	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realisation, and we allocate a portion of the investment to the resolution. That allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.

Commitment:

A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule, or more often, when certain expenses are incurred) or discretionary (only requiring us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

Internal rate of return (IRR):

IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealised gains.

Return on invested capital (ROIC):

ROIC means the absolute amount of realisations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of an ROIC basis. MOICs include the return of capital and thus are 1x higher than ROICs. In other words, a 70% ROIC is the same as 1.70x MOIC.

Weighted average life (WAL):

The WAL of one of our legal finance assets represents the average length of time until we receive a cash realisation from that asset weighted by the amount of that realisation. WAL is, simply, how long our asset will be outstanding on average. In calculating a portfolio WAL, we compute a weighted average of the individual asset WALs.

We previously referred to “duration” of our legal finance assets to give an indication of their tenor. Duration and WAL are often used somewhat interchangeably in finance, but technically we are analysing WAL (where time is weighted by cash flows) rather than duration (where time is weighted by the present value of those cash flows)

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. Historically, in doing this, we weighted the individual WALs (durations) by the costs deployed on the asset. We now also provide portfolio WAL data weighted by the recoveries on the individual assets.

In addition to these measures of cash returns and asset life, we also refer to two other alternative performance measures in this report:

Assets under management (AUM):

Consistent with its status as a registered investment advisor with the SEC, Burford reports publicly on its asset management business on the basis of regulatory assets under management. For the benefit of non-US investors, the SEC’s definition of AUM may well differ from that used by European asset managers. AUM, as we report it, means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles. Our AUM will fluctuate as we raise new funds and other investment vehicles, and as existing funds and vehicles mature and no longer represent sources of callable capital in the future; there is no direct translation from AUM to asset management income.

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* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

For a full list of terms we use to discuss our business, please see the Glossary of Terms beginning on page 154 of our Annual Report 2019.

11	Burford Interim Report 2020

Strategic report	Governance	Financial statements

Financial and operational review

We have organised the topics in this financial and operational review in the way that we think about and manage Burford’s business. First, we provide a set of financial statements for Burford balance sheet only, eliminating consolidated third-party interests and adjusting for certain unusual items to provide a view of the underlying performance of Burford. In conjunction with those financial statements, we offer a short narrative on trends and highlights on Burford’s performance during 1H 2020. Then, we address a series of financial and operating topics. * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * Our cash derives from returns on our portfolio, which we examine next. Those returns reflect the scale, scope and quality of our portfolio, so we provide select data on the portfolio after that. We construct our portfolio by making financing commitments on which we deploy capital that ultimately turns into asset realisations, so we review each of those topics in turn. We carry and measure our capital provision assets at fair value under IFRS accounting even though management focus for performance reporting is primarily on cash based metrics, so we provide a section that walks through the impact of fair value adjustments on our balance sheet and income, including a brief discussion of our YPF-related assets which have been the primary driver of our fair value unrealised gains. Our asset management business has been growing in breadth and depth, so we provide some additional detail on that business. Finally, we conclude with a look at our liquidity and funding.

IFRS requires the consolidation of certain investment entities that contain third-party capital, principally including the Strategic Value Fund and the BOF-C fund, through which our sovereign wealth fund arrangement is conducted. We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

Burford balance sheet only results

The tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our Burford-only performance discussion to our published accounts.

Statement of comprehensive income

		Elimination of
	Consolidated	third-party	Burford-
	IFRS	interests*	only
Six months ended 30 June 2020	$’000	$’000	$’000
Capital provision income	260,524	(9,397)	251,127
Asset management income	4,351	3,278	7,629
Insurance income	623	-	623
Services income	180	-	180
Cash management (losses)/income and bank interest	(1,964)	(70)	(2,034)
Foreign exchange (losses)	(4,648)	(27)	(4,675)
Third-party share of profit or loss relating to interests in consolidated entities	(4,274)	4,274	-
Total income	254,792	(1,942)	252,850
Operating expenses	(41,664)	1,200	(40,464)
Amortisation of intangible asset	(4,747)	-	(4,747)
Operating profit	208,381	(742)	207,639
Finance costs	(19,766)	-	(19,766)
Profit before tax	188,615	(742)	187,873
Taxation	(37,164)	742	(36,422)
Profit after tax	151,451	-	151,451
Other comprehensive income	33,436	-	33,436
Total comprehensive income	184,887	-	184,887

*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

**	* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Burford Interim Report 2020	12

Statement of financial position

		Elimination of
	Consolidated	third-party	Burford-
	IFRS	interests*	only
30 June 2020	$’000	$’000	$’000
Assets
Cash and cash equivalents	260,313	(13,816)	246,497
Cash management assets	15,957	-	15,957
Other assets	11,852	5,191	17,043
Due from settlement of capital provision assets	286,509	(5,833)	280,676
Capital provision assets	1,909,118	(204,275)	1,704,843
Equity securities	18	-	18
Tangible fixed assets	17,877	-	17,877
Intangible asset	3,956	-	3,956
Goodwill	133,936	-	133,936
Deferred tax asset	6,564	-	6,564
Total assets	2,646,100	(218,733)	2,427,367
Liabilities
Loan interest payable	9,061	-	9,061
Other liabilities	41,526	(1,017)	40,509
Loan capital	625,625	-	625,625
Capital provision asset subparticipations	14,077	(5,847)	8,230
Third-party interests in consolidated entities	211,869	(211,869)	-
Deferred tax liabilities	23,142	-	23,142
Total liabilities	925,300	(218,733)	706,567
Total net assets	1,720,800	-	1,720,800

*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

13	Burford Interim Report 2020

Overview of 1H 2020

Burford delivered strong results during 1H 2020 despite the difficult environment and operating challenges posed by the COVID-19 pandemic. Burford-only capital provision income was down 6% in 1H 2020 compared to 1H 2019, though much more income was from realised gains during 1H 2020: Realised gains during the period were up 49% while unrealised gains (net of transfers to realised) were down 53% due to the absence of any fair value changes in our YPF-related assets. Burford-only income from other segments was modestly lower in 1H 2020 than in the prior year period. *********** ******** ******** ************ ****** ********** ******** taxation expense was higher by over $30 million because of the jurisdictions in which gains occurred in 1H 2020. ***** ****** **** **** **** **** ******* ***** ****** ***** ***** ******* ******** **** ******** ****** ******* ******

Realisations from Capital Provision-Direct Portfolio. As previewed in our 28 April 2020 trading update that accompanied the release of Burford’s 2019 Annual Report, the first half of 2020 delivered significant progress in several cases in our capital provision-direct portfolio. These successes, distributed among several of our recent vintages, underpinned $308 million of capital provision-direct asset realisations for the balance sheet during the period, which in turn gave rise to $183 million of realised gains from the capital provision-direct portfolio. Realisations of $308 million were generated from $125 million of deployed capital, around 14% of total balance sheet capital provision-direct deployments at the start of the period. As is often the case, those results generated a mix of immediate cash ($46 million) and short-term receivables. These capital provision-direct realised gains (73% of Burford-only capital provision income in the period) along with $68 million in capital provision-direct unrealised gains drove $251 million in total capital provision income during 1H 2020, down only 6% from 1H 2019. Burford-only capital provision-direct realised gains increased as a share of adjusted profit before tax to 93% in 1H 2020 from 50% in 1H 2019, reflecting the capacity of the portfolio to generate attractive profits. It is worth noting that, in 1H 2019, $188 million or 70% of our capital provision income came from YPF-related assets; during 1H 2020, none of our capital provision income came from YPF-related assets. In other words, the strategy we outlined in our 2019 Annual Report of the YPF-related assets serving as a bridge to substantial performance from the rest of the portfolio has started to materialise.

A key driver of our capital provision-direct realisations and income during 1H 2020 was a set of ten related assets consisting of 18 cases in which Burford’s balance sheet had invested $94 million ($144 million Group-wide). From this set of cases, we had $266 million of balance sheet realisations ($423 million Group-wide), for realised gains on the balance sheet of $172 million ($279 million Group-wide), an ROIC of 182% for the balance sheet (194% Group-wide) and an IRR of 49% for the balance sheet (56% Group-wide). This set of cases concluded late in the period, giving rise over period end to receivables that constituted a substantial portion of the $281 million in due from settlement receivables carried on the Burford balance sheet at 30 June 2020 (consolidated basis: $287 million). Those receivables have already begun to pay cash; by 15 September 2020, $86 million of them have been converted to cash.

Returns. Since this set of related concluded cases in 1H 2020 was both relatively large (taken together) and produced attractive returns, it has had a positive impact on our cumulative return metrics. Since Burford began operations in 2009 through 30 June 2020, on $1.6 billion of capital provision-direct realisations on our balance sheet, we have generated an ROIC of 97% (up from 88% at 31 December 2019).

Realisations from Capital Provision-Indirect Portfolio. Despite the COVID-19 pandemic and resulting challenging market conditions, we were also able to realise significant cash proceeds from our capital provision-indirect portfolio, where we shifted to favouring settlements even at discounted returns given adverse market conditions. During 1H 2020, we resolved four assets in this portfolio, resulting in cash proceeds to Burford’s balance sheet of $170 million. Though returns on these resolved assets were dampened by the market environment, we believe it is nonetheless an indicator of the resilience of the strategy that we were able to realise significant cash proceeds during this period. Our ability to harvest cash from our capital provision-indirect portfolio during 1H 2020 also reinforces our view of this portfolio as a medium-term source of liquidity for Burford’s balance sheet.

Liquidity. We finished 1H 2020 with $262 million in cash and cash management assets, an increase of $56 million over 31 December 2019. We expect additional cash to arise from our due from settlement receivables, putting us in a position of having significant liquidity to re-deploy into attractive new assets going forward. Our cash balance at 15 September 2020 was $316 million.

Commitments. Although we had good success in realisations during 1H 2020 despite the COVID-19 pandemic, our capital provision-direct new business efforts were more significantly impacted. As the pandemic hit, many clients paused from pursuing legal finance to transition to working remotely and to determine the impact on legal processes. At the same time, given the uncertain environment, we took a cautious stance on potential cases and counterparties. As a result, Burford’s new commitments during 1H 2020 declined significantly. As legal processes and the overall environment have stabilised, our pipeline has begun to build once again. Ultimately, we expect the pandemic and resulting environment to produce a significant amount of future litigation and arbitration, which should produce a substantial volume of attractive future financing opportunities.

At the same time, we have refrained from making new commitments in our capital provision-indirect portfolio during 1H 2020. The strategy that underlies this portfolio depends upon a robust merger and acquisition market, which has been significantly negatively impacted by the pandemic.

Other Income. Touching briefly on a couple of other, smaller components of Burford balance sheet only income during 1H 2020:

-	Asset management income during 1H 2020 was $8 million for Burford-only, down 33% from 1H 2019. This decline was largely attributable to lower management fees, since, unlike in 1H 2019, we are no longer receiving base management fees on Partners II, III and COLP, while the Strategic Value Fund has declined in size. We did not recognise any performance fees from the “European-style” litigation finance funds (Partners I, II and III and BOF) during the period, although as we continue to realise assets in those funds, we do get closer to the point in time when those performance fees will crystallise. Based on current fund performance, we expect Partners I to generate at least $5 million in performance fees in the coming 12 months and the three litigation finance funds (Partners I, II and III) that are now past their investment periods to generate together in excess of $50 million of performance fees as they conclude over time. In both 1H 2019 and 1H 2020, fees from BOF-C were similar, albeit modest given that BOF-C is still early in its life with relatively few realisations to date.

Burford Interim Report 2020	14

-	Services and other income was negative for the period because fair value adjustments to certain cash management assets were impacted negatively by the market environment and because of foreign exchange adjustments.

Operating Expenses. *********** ******** ******** ************ ****** ********** ******** *********** ******** * Because of the uncertainty caused by the pandemic and market environment, we managed expenses carefully during the period, including by limiting growth in headcount and compensation expense, while expenses for travel and marketing declined because of the work-from-home environment. We did incur $4 million in added expenses because of our preparation for a US listing and certain other share-related expenses; *********** ******** ******** **** ******** ****** **********

Taxes. We saw a significant increase in the tax expense recorded on our statement of comprehensive income this period. It is important to understand that there is a substantial discrepancy between our “book” taxes (i.e., the tax expense shown on the income statement) and our “cash” taxes (i.e., the amount of tax we actually pay). That discrepancy can be particularly pronounced in the United States and is illustrated in note 4 to the financial statements but, as the accounting approach to tax is complex, we discuss the topic here.

We have commented in the past that our book tax expense was lower than our cash taxes, and in some instances was even positive (i.e. we had a tax credit); this period, our book tax expense of $36 million was substantially higher than our cash taxes paid of $2 million. That difference arose largely because we had sufficiently high realised gains to make use of the bulk of the net operating loss carry forward shown in our deferred tax assets at year-end 2019. As we have always expected to be able to offset these losses against future taxable gains, we had recognised the benefit of this asset in our financial statement tax computations in prior years. The impact of using these net operating losses during the current period primarily reduces the amount of cash taxes payable for the relevant jurisdiction and not the tax expense recognised in the income statement.

We continue to expect our tax rate to settle in the low teens over time, as we have noted previously.

**** *********

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************************* ****** **********

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15	Burford Interim Report 2020

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16	Burford Interim Report 2020

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Burford Interim Report 2020	17

Current portfolio

At 30 June 2020, the Group-wide portfolio was $4.0 billion, including funded cost, unrealised gain and undrawn commitments. Of this amount, $2.6 billion was attributable to the Burford-only balance sheet.

Current portfolio–Group-wide	Current portfolio
As of 30 June 2020	Burford-only			Group-wide
($ in millions)	balance sheet	Funds	BOF-C	Total
Capital provision-direct:
Deployed cost	818	385	103	1,306
+ Fair value adjustments	840	122	7	969
= Carrying value	1,658	507	110	2,275
+ Undrawn commitments	887	301	160	1,348
= Total	2,545	808	270	3,623

Capital provision-indirect:
Carrying value	47	43	-	90
+ Undrawn commitments	-	-	-	-
= Total	47	43	-	90

Post-settlement:
Deployed cost	-	217	-	217
+ Fair value adjustments	-	25	-	25
= Carrying value	-	242	-	242
+ Undrawn commitments	-	5	-	5
= Total	-	247	-	247

Total portfolio	2,592	1,098	270	3,960

The first table below reconciles the calculation of our current portfolio on a consolidated basis to the calculation on a Group-wide basis. The second table below provides additional details on the reconciliation.

Reconciliation of current portfolio-consolidated IFRS financials to Group-wide

			Capital provision- direct		Post- settlement
As of 30 June 2020 ($ in millions)	Consolidated IFRS total		Non- consolidated funds(d)		Non- consolidated funds(d)		Group-wide total
Deployed cost	1,044	(b)	341		217	(c)	1,602
+ Fair value adjustments	865	(a)	115		25	(c)	1,005
= Carry value	1,909	(a)	456		242	(c)	2,607
+ Undrawn commitments	1,053	(e)	295		5	(c)	1,353
Total	2,962	(f)	751	(d)	247	(c)	3,960	(c)

(a)	From note 6 (capital provision assets) to our consolidated financial statements.

(b)	Derived by subtracting fair value adjustments from period end carrying value.

(c)	From “Current Portfolio-Group-wide” table above.

(d)	These amounts represent the funds that are not consolidated under IFRS within the Group financial statements.

(e)	From note 17 (financial commitments and contingent liabilities) to our consolidated financial statements – the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 17. Commitments are off-balance sheet under IFRS.

(f)	This amount represents a non-IFRS figure.

18	Burford Interim Report 2020

Additional details on reconciliation

			Capital provision-direct							Capital provision-indirect
As of 30 June 2020 (in US dollar millions)	Consolidated IFRS		Burford-only balance sheet		Consolidated funds(d)	BOF-C		Total		Strategic value fund		Total
Deployed cost	1,044	(b)	818	(c)	44	103	(c)	965		79		79
+ Fair value adjustments	865	(a)	840	(c)	7	7	(c)	854		11		11
= Carry value	1,909	(a)	1,658	(c)	51	110	(c)	1,819		90	(c)	90
+ Undrawn commitments	1,053	(e)	887	(c)	6	160	(c)	1,053	(e)	-		-
Total	2,962	(f)	2,545	(c)	57	270	(c)	2,872		90	(c)	90

(a)	From note 6 (capital provision assets) to our consolidated financial statements.

(b)	Derived by subtracting fair value adjustments from period end carrying value.

(c)	From “Current Portfolio-Group-wide” table above.

(d)	The sum of the amounts in the “Capital Provision-Direct-Consolidated Funds” column in the “Additional details on the reconciliation” table above and “Capital Provision-Direct-Non-consolidated Funds” column in the “Reconciliation of current portfolio-consolidated IFRS to Group-wide” table above is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio-Group-wide” table above.

(e)	From note 17 (financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 17. Commitments are off-balance sheet under IFRS.

(f)	This amount represents a non-IFRS figure.

In the “Current Portfolio-Group-wide” table above, the “Funds” column includes some funds that are consolidated into our IFRS financial statements and some funds that are not; these funds are presented in separate columns in the “Reconciliation of Current Portfolio-IFRS Financials to Group-wide” table above. When the consolidated funds are added to the “Burford-only Balance Sheet” and “BOF-C” columns in the “Current Portfolio-Group-wide” table above, the sum corresponds to the amounts presented in note 6 to our consolidated financial statements. When the amount of our non-consolidated funds is added to this sum, the total represents our Group-wide portfolio amounts, including both consolidated and non-consolidated funds.

The undrawn commitment amounts in the “Current Portfolio-Group-wide” table above correspond to the amounts included in note 17 to our consolidated financial statements, as indicated above.

The Group-wide portfolio at 30 June 2020 was 13% larger than at 30 June 2019 but was down 6% at 30 June 2020 compared to

31 December 2019 because of lower deployments across the capital provision portfolio during 1H 2020 due to the COVID-19 pandemic and significant realisations in both the capital provision-direct and indirect portfolios.

Burford Interim Report 2020	19

Unfunded commitments

The table below sets forth our Group-wide unfunded (undrawn) commitments outstanding at 30 June 2020 and at 31 December 2019 on a consolidated basis, a Burford-only balance sheet basis and a Group-wide basis and provides reconciliation.

Unfunded commitments As of 30 June 2020 (31 December 2019) ($ in millions)		Consolidated commitments		Elimination of third-party interests	Burford-only balance sheet commitments	Fund commitments	BOF-C commitments	Group-wide total commitments
Capital provision-direct:
Legal finance	2020	966	(a)	(160)	806	282	154	1,242
	2019	982	(a)	(153)	829	287	146	1,262
Legal risk management	2020	87	(a)	(6)	81	19	6	106
	2019	89	(a)	(6)	83	21	6	110
Capital provision-indirect:
Strategic Value Fund	2020	0	(a)	0	0	0	0	0
	2019	0	(a)	0	0	0	0	0
Post-settlement:
Post-settlement funds	2020	0		0	0	5	0	5
	2019	0		0	0	63	0	63
Total unfunded commitments	2020	1,053		(166)	887	306	160	1,353
	2019	1,071		(159)	912	371	152	1,435

(a)	From note 17 (financial commitments and contingent liabilities) to our financial statements

Our unfunded commitments can be divided into two categories: Discretionary and definitive. Discretionary commitments are those commitments where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. As an example, if we have committed to a law firm to fund future new cases for them, that commitment would be subject to underwriting and approving those new cases; we would not be obligated to provide funding unless we have given those approvals. Definitive commitments are those commitments where we are contractually obliged to fund incremental capital and failure to do so without good reason (such as a negative change in a case’s prospects) would typically come with adverse contractual consequences.

Capital provision-direct unfunded commitments

Burford balance sheet only

	30 June 2020		31 December 2019
	$ in millions	% of total	$ in millions	% of total
Unfunded commitments—legal finance
Definitive	291	36	289	35
Discretionary	515	64	540	65
Total	806	100	829	100

Deployments on unfunded commitments typically occur gradually over time. * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *; we have deployed a median of 16% of the prior year’s unfunded commitments in the following year. Deployments on unfunded commitments during 1H 2020 were 5% (11% on an annualised basis) of outstanding unfunded commitments at 31 December 2019.

*********************************************

**************************

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20	Burford Interim Report 2020

Capital provision-direct portfolio

Before considering the performance of the legal finance assets in our capital provision-direct portfolio, it may be worth reviewing the typical life of a litigation matter. While different legal fora have somewhat different approaches, this generic approach is generally applicable.

Once a case is commenced, pre-trial activity begins, including discovery and pre-trial motions. Often, as the case develops through this phase, one side or the other will conclude its position is not as strong as it thought, which can often lead to settlement discussions. If a case doesn’t settle, it moves to trial and a judgment; again, settlement can often occur at or around the trial phase. After a judgment has been entered, there is typically an appeal process (during which settlements can also occur) before the judgment becomes final. This entire process can occur over the course of several years but, in some jurisdictions, can take longer (or, in some lamentably small number of cases, can be faster).

Given the substantial adjudication success during 1H 2020, the percentage of Burford’s deployments on concluded cases that ended in adjudication wins increased to 30% from 21% at 31 December 2019 and recoveries in this category increased to $832 million (31 December 2019: $559 million).

Burford Interim Report 2020	21

During 1H 2020, Burford continued to demonstrate its ability to generate outsized returns from a number of its concluded capital provision-direct matters, with six matters that fully or partially concluded during the period generating ROICs in excess of 200% (and one more was at 199%). At 30 June 2020, of concluded assets since inception, 22 matters representing 13% of the total of deployed cost of concluded assets have generated an ROIC of greater than 200%.

************************************************

********************

**************

22	Burford Interim Report 2020

Portfolio tenor

The chart below presents the historical weighted average lives (beginning at the point of average deployment) of concluded (fully and partially) capital provision-direct assets, weighted both by deployed cost and by recoveries. Weighting by deployed cost provides a view on how long on average a dollar of capital remains deployed, while weighting by recoveries provides a perspective on how long on average it takes to recover a dollar of return.

The weighted average life (weighted by recoveries) on concluded assets did not change at 30 June 2020 compared to 31 December 2019. The large set of related assets that concluded during this period, taken together, had a WAL by recoveries of 2.0 years which was shorter than our typical experience on adjudications. As the capital provision portfolio matures, we would expect to see WALs continue to lengthen over time as more adjudicated cases with longer tenors are realised.

Burford Interim Report 2020	23

Portfolio returns

As of 30 June 2020, concluded assets in Burford’s balance sheet capital provision-direct portfolio had generated a cumulative ROIC of 97% and an IRR of 32% since Burford’s inception. Realisations during 1H 2020, including particularly the large set of related cases realised during the period, drove an increase in ROIC from year end 2019 levels while helping to maintain cumulative IRRs at a level consistent with historical experience.

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are currently originating new assets with the potential to generate outsized returns. Nonetheless, in response to investor inquiries, we have in the past provided our returns data excluding our YPF-related realisations; at 30 June 2020, excluding proceeds from our sales of YPF-related participations, our capital provision-direct ROIC would have been 69% and our IRR 26% instead of an ROIC of 97% and an IRR of 32%, as reported.

24	Burford Interim Report 2020

Summary asset portfolio

On our website, we provide a table with details on every asset (concluded and ongoing) that we have funded in our capital provision-direct portfolio over our history. The updated table as of 30 June 2020 will be posted on the website at the time of release of this report. A summary by vintage of the performance data in that table appears below:

Capital provision-direct assets

Burford balance sheet only

	Number of	Commitment	Deployed	Recovered
($ in millions)	assets	amount[1]	costs[1]	proceeds[1]	ROIC	IRR	WAL - D2	WAL - R3
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partial realised – concluded	-	-	-	-
Partial realised – ongoing		-	-	-
Ongoing	-	-	-	-
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partial realised - concluded	-	-	-	-
Partial realised – ongoing		-	-	-
Ongoing	2	23	23	-
2010 Total	16	118	104	183

Concluded	11	91	64	77	19%	7%	3.5	2.7
Partial realised - concluded	1	2	1	1
Partial realised – ongoing		14	14	-
Ongoing	2	16	16	-
2011 Total	14	123	95	78

Concluded	8	61	56	116	105%	41%	2.3	2.1
Partial realised - concluded	-	-	-	-
Partial realised – ongoing		-	-	-
Ongoing	1	2	1	-
2012 Total	9	63	57	116

Concluded	9	22	21	26	32%	19%	1.8	1.9
Partial realised - concluded	2	4	4	7
Partial realised – ongoing		3	1	-
Ongoing	1	11	9	-
2013 Total	12	40	35	33

Concluded	15	85	63	98	64%	32%	1.7	1.8
Partial realised - concluded	4	12	12	24
Partial realised – ongoing		37	26	-
Ongoing	4	30	25	-
2014 Total	23	164	126	122

1.	Amounts in currencies other than US dollars are reported in this table at the foreign exchange rate in effect at the time of the historical transaction, i.e. when the commitment or deployment was made or when proceeds were recovered. Amounts related to those transactions (such as current unfunded commitments or current deployed costs) reflected elsewhere in this Financial and Operational review or in the Financial Statements may be reported based on the current foreign exchange rate and, therefore, may differ from the amounts in this table.

2.	WAL of the vintage weighted by deployments

3.	WAL of the vintage weighted by recoveries

Burford Interim Report 2020	25

Capital provision-direct assets

Burford balance sheet only (continued)

	Number of	Commitment	Deployed	Recovered
($ in millions)	assets	amount	costs	proceeds	ROIC	IRR	WAL - D	WAL - R
Concluded	14	101	79	97	284%	142%	1.4	2.7
Partial realised – concluded	4	12	11	246
Partial realised – ongoing		41	19	-
Ongoing	2	105	53	-
2015 Total	20	259	162	343

Concluded	9	182	180	251	38%	19%	1.8	2.0
Partial realised - concluded	8	17	17	19
Partial realised – ongoing		164	50	-
Ongoing	9	94	61	-
2016 Total	26	457	308	270

Concluded	6	73	69	110	57%	46%	1.0	1.4
Partial realised - concluded	4	27	26	40
Partial realised – ongoing		136	112	-
Ongoing	15	292	102	-
2017 Total	25	528	309	150

Concluded	2	14	14	22	45%	38%	1.1	1.1
Partial realised - concluded	7	15	15	21
Partial realised – ongoing		106	81	-
Ongoing	30	257	107	-
2018 Total	39	392	217	43

Concluded	7	70	69	184	164%	166%	0.9	1.0
Partial realised - concluded	5	2	2	6
Partial realised – ongoing		72	53	-
Ongoing	35	276	49	-
2019 Total	47	420	173	190

Concluded	-	-	-	-	0%	0%	-	-
Partial realised - concluded	-	-	-	-
Partial realised – ongoing		-	-	-
Ongoing	9	41	18	-
1H 2020 Total	9	41	18	-

Overall total
Concluded	98	806	708	1,204
Partial realisation – concluded portion[4]	35	91	88	364
Total capital provision-direct concluded	133	897	796	1,568	97%	32%	1.8	2.3
Partial realisation – ongoing portion[4]	35	573	356	-
Ongoing	110	1,147	464	-
Total capital provision-direct ongoing	145	1,720	820	-
Total capital provision-direct	243	2,617	1,616	1,568

4.	As of 30 June 2020, there are 35 capital provision assets with partial realisations. We repeat the number with partial realisations in total capital provision-direct concluded and total capital provision-direct ongoing

26	Burford Interim Report 2020

Details on the portfolio

The claims underlying our legal finance assets are generally diverse. As of 30 June 2020, no single law firm accounted for more than 12% of our Group-wide commitments (12% Burford balance sheet only), including both commitments in which that law firm is our client and commitments in which that law firm is counsel on a case which we are funding for a corporate client. With respect to that law firm, our commitments are spread amongst a number of different lawyers and diverse cases, so that no single case with that law firm comprised more than 1% of Group-wide commitments. However, our capital provision-direct portfolio does include certain related exposures where we have financed different clients relative to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. At 30 June 2020, our five largest related groups of exposures were:

Capital provision-direct portfolio

Five largest related exposures by deployed cost at 30 June 2020

					$ in millions		Burford-only: %
						Burford-	of total capital
					Group-wide	only	provision- direct
		Geography of	Number of	Number of	deployed	deployed	portfolio
Industry	Case type	jurisdiction	assets	cases	cost	cost	deployed cost
Food, beverage & tobacco	Antitrust	North America	3	3	90	38	5%
Utilities	Arbitration	Europe	1	2	84	63	8%
Energy	Contract	North America	4	2	80	40	5%
Software & services	Antitrust	North America	6	1	54	42	5%
Energy	Arbitration	Europe	1	1	49	20	2%

Burford Interim Report 2020	27

Capital provision-indirect portfolio

We began deploying capital in our capital provision-indirect portfolio in 2017. To date we have originated 18 assets in this portfolio of which 13 have concluded including four assets concluded after the onset of the COVID-19 pandemic in March 2020. The concluded assets (without regard to allocation between the balance sheet and the Strategic Value Fund) in total have generated an overall ROIC of 7% and an IRR of 11%. On that basis, assets concluded before the COVID-19 pandemic achieved a combined IRR of 17% while those concluded after the pandemic produced a combined IRR of 3%. These lower returns during the pandemic reflect a strategic choice by Burford to derisk this portfolio in light of global financial uncertainty, turbulent market conditions and uncertain judicial speed and engagement. Note that because of the shorter weighted average lives and lower risk of these assets, ROICs will generally be lower than traditional litigation finance assets. In addition to direct investment returns, Burford earns management and performance fees from these assets, increasing the Burford-only balance sheet’s total returns from this portfolio.

The post-pandemic market environment has not been conducive to merger and acquisition activity, which is the source of the primary strategy we have been employing in the Strategic Value Fund that underlies the capital provision-indirect portfolio. As a consequence, since the pandemic began and consistent with feedback from our fund LPs, we have prioritised resolving cases and returning capital. As well, we have not deployed capital into any new assets in this portfolio and would not expect to do so in the near term.

We provide a table with details on every asset that we have funded in our capital provision-indirect portfolio over our history. This table as of 30 June 2020 will be posted on our website at the time of release of this report. * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

*	* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

**	* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Both the cash flows and the accounting for investments in our capital provision-indirect portfolio are complex, and the accounting tends to generate losses first and then gains later. On a cash basis, we often receive significant amounts of our invested capital back before the matter concludes, derisking the asset and enhancing our IRRs. As an accounting matter, because we typically hedge our positions to remove market risk (all we are trying to take is litigation risk), when we have an outstanding asset, both sides of the hedge flow through unrealised gains, but netting is not permitted so we show both unrealised gains and unrealised losses. However, once our traded Level 1 asset becomes a Level 3 asset as it proceeds to litigation, the gain/loss on the hedge is then realised even though the asset is not concluded but any gain/loss on the long position remains in unrealised gains. Only when the asset concludes will the gain/loss on the long move to realised gains/losses. As a result of this accounting approach, we regularly have mismatches between realised and unrealised gains and losses, and the bulk of our reported income relates to concluded matters as opposed to ongoing ones.

28	Burford Interim Report 2020

Commitments

New commitment volumes were down significantly during 1H 2020 compared to the first half of 2019 and several years prior because of the COVID-19 pandemic and its impact on the market environment. As the pandemic hit, many of our law firm and corporate clients were focused on the immediate tasks of shifting to a work-from-home environment and focusing on immediate operating issues; considering new financing opportunities took a back seat to more pressing day-to-day issues. At the same time, we were cautious in assessing both cases and counterparties, since the impact of the pandemic on legal processes, court operations and counterparty creditworthiness was unclear. The net result was a “pause” in commitment volumes during 1H 2020 in our capital provision-direct portfolio and in our post-settlement activity. The market environment had an even greater impact on our capital provision-indirect portfolio, where new commitments are driven by merger and acquisition activity, which has slowed dramatically. Therefore, we made no new capital provision-indirect commitments (other than for hedging positions) during 1H 2020. We saw a recovery in our pipeline volume as the period progressed and we have returned to seeing demand for finance in capital provision-direct.

*	Includes commitments for hedging-related assets, which increased amounts for 1H 2017 by $17 million and 1H 2018 by $15 million from what was previously reported.

During 1H 2020, we continued to allocate our capital provision-direct new commitments across our Burford balance sheet as well as into both BOF and BOF-C. See “Asset Management” for a more detailed discussion of our allocation policy.

New commitments by type

Group-wide

1H 2020 (1H 2019) ($ in millions)		Burford-only		BOF-C		Other funds		Group- wide total
Capital provision-direct	2020	57	49%	32	28%	27	23%	116
	2019	245	53%	112	24%	108	23%	465
Capital provision-indirect*	2020	26	72%	-	0%	10	28%	36
	2019	118	67%	-	0%	57	33%	175
Post-settlement	2020	-	0%	-	0%	43	100%	43
	2019	-	0%	-	0%	111	100%	111
Total	2020	83	42%	32	17%	80	41%	195
	2019	363	48%	112	15%	276	37%	751

* Includes commitments for hedging-related assets.

Burford Interim Report 2020	29

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Capital provision-indirect

When we raised the Strategic Value Fund in June 2017, it closed with $500 million in investor commitments, including a $150 million commitment from the Burford balance sheet. The Strategic Value Fund structure allows limited partners to opt in or out of each specific investment, and we are able to scale the balance sheet participation to absorb some of any opt-outs if desired. In addition to our original commitment, we have the opportunity to take investment overages when available, which we have exercised. Burford’s balance sheet remains the largest investor in the fund, with $47 million invested at 30 June 2020 out of total fund capital provision assets on that date of $90 million.

As noted elsewhere, in the strategy that we conduct in the Strategic Value Fund that presently comprises the entirety of the capital provision-indirect portfolio, we typically hedge away market risk. The margin we are required to post against those hedges is included in the due from brokers line in our consolidated statement of financial position; it does not run through the capital provision assets line on the balance sheet. Prior to 2019, we had not included margin cash flows in our commitments, deployments or realisations from these assets. Beginning in 2019, we now include those margin cash flows in these statistics for our capital provision-indirect assets to more accurately represent the cash flows in that strategy. Those margin cash flows were not included in Burford’s 1H 2019 and prior reporting; we have adjusted the commitments, deployments and realisations statistics in this financial and operational review to reflect hedging-related assets for 1H 2019, 2018 and 2017. The impact of these hedging-related assets on these statistics can be seen from the charts on the next page.

30	Burford Interim Report 2020

Deployments

Deployments in our capital provision-direct portfolio were down in 1H 2020 compared to the prior year period in light of COVID-19 and the delays in court processes, but at a lower level of decline than new commitments. We continued to deploy on prior balance sheet undrawn commitments ($45 million in deployments during 1H 2020) which supported our overall deployment numbers, despite only modest volumes of deployments from the Burford balance sheet on new commitments ($22 million during 1H 2020). Reflecting the market environment and our careful approach during the pandemic, we did only one monetisation over $10 million during 1H 2020 compared to eight during full year 2019. In our capital provision-indirect portfolio, the only amounts deployed during 1H 2020 were to fund hedging positions; we did not deploy capital into any new assets during this period.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Burford Interim Report 2020	31

Group-wide deployments by type

1H 2020 (1H 2019) ($ in millions)		Burford-only		BOF-C		Other funds		Group-wide total
Capital provision-direct	2020	67	55%	23	19%	31	26%	121
	2019	81	49%	26	16%	59	35%	166
Capital provision-indirect*	2020	26	72%	-	0%	10	28%	36
	2019	117	67%	-	0%	58	33%	175
Post-settlement	2020	-	0%	-	0%	101	100%	101
	2019	-	0%	-	0%	107	100%	107
Total	2020	93	36%	23	9%	142	55%	258
	2019	198	44%	26	6%	224	50%	448

*	Includes deployments for hedging-related assets, which increased amounts for 1H 2019 by $75 million from what was previously reported.

)
)

32	Burford Interim Report 2020

Realisations

Burford considers a legal finance asset to be concluded where there is no longer any litigation risk remaining, either because of an agreed settlement or a final judgment. Upon conclusion, Burford records the legal finance asset, including both capital and return, as having been realised. At that point, we book the amount due to us for our capital and return as either cash or a due from settlement receivable. Cash from realisations during the period net of any change in due from settlement receivables, comprises our cash proceeds for the period.

Group-wide realisations increased by 32% in 1H 2020 compared to 1H 2019 and were substantially higher than first half periods in prior years as well. Realisations increased significantly both on the Burford balance sheet and in the funds. While capital provision-indirect realisations were consistent with 1H 2019, the overall increase in Group-wide realisations was particularly driven by increased capital provision-direct realisations, which were up 144% from 1H 2019.

Burford Interim Report 2020	33

Group-wide realisations by type

1H 2020 (1H 2019) ($ in millions)	Burford-only			BOF-C		Other funds		Group- wide total
Capital provision-direct	2020	308	63%	3	1%	177	36%	488
	2019	182	91%	3	1%	15	8%	200
Capital provision-indirect*	2020	170	77%	-	0%	51	23%	221
	2019	160	74%	-	0%	58	26%	218
Post-settlement	2020	-	0%	-	0%	111	100%	111
	2019	-	0%	-	0%	205	100%	205
Total	2020	478	59%	3	0%	339	41%	820
	2019	342	55%	3	0%	278	45%	623

* Includes realisations from hedging positions, which increased amounts for 1H 2019 by $52 million from what was previously reported.

During 1H 2020, realised gains on Burford’s balance sheet increased by 49% compared to 1H 2019 and were at markedly higher levels than in prior comparable periods as well. Almost all of the realised gains during 1H 2020 came from the capital provision-direct portfolio.

Capital provision-direct

During 1H 2020, Burford saw a significant increase in capital provision-direct realisations, with $488 million realised Group-wide across 31 different assets, up 144% from $200 million in 1H 2019. In particular, one large set of ten related assets reached favourable adjudication outcomes, resulting in $423 million in Group-wide realisations ($266 million for Burford balance sheet only) during 1H 2020 and $279 million of realised gains Group-wide ($172 million for Burford balance sheet only).

Since inception, from our capital provision-direct assets on our balance sheet, we have generated $1.6 billion in realisations from 133 concluded or partially concluded assets, which had a deployed cost of $796 million, yielding $772 million in realised gains, while we currently have $820 million in capital deployed in ongoing assets.

Prior to this period, we had only seen modest levels of realisations from our more recent vintages (2017 and later). However, as these vintages have begun to season, realisations have accelerated, with the 1H 2020 realisations adding meaningfully to the realisations from these more recent vintages. Given the large size of these vintages as measured by ongoing deployed cost, we would expect to continue to see significant realisations from them over the longer term. Despite this longer-term optimism, we continue to caution that we would expect timing of realisations to be uncertain and “lumpy.” 2H 2019 was a slow period for realisations, while 1H 2020 saw considerably greater levels of realisations, but that does not necessarily mean 2H 2020 or any particular future half-year period will experience the same.

34	Burford Interim Report 2020

Capital provision-direct realisations by vintage

Burford balance sheet only
($ in millions)

$1,568 IN REALISATIONS TO DATE
ROIC: 97% IRR: 32%
REALISATIONS
DEPLOYED COSTS
40
183
78
116
33
122
343
270
150
43
190
12
104
95
57
35
126
162
308
309
217
173
18
DEPLOYED COSTS: $796 IN CONCLUDED ASSETS; $820 IN ONGOING ASSETS
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
1H 2020
Realisations
1H 2020 Realisations
Ongoing deployed costs
Concluded deployed costs

Burford posted less than $3 million in realised losses on cases concluded during 1H 2020. As a percentage of average capital provision-direct assets at cost during the period, that represented 0.3%, which compares favourably with recent realised loss experience.

Burford Interim Report 2020	35

Capital provision-indirect

As noted previously, despite a challenging market environment, we concluded four of our outstanding nine capital provision-indirect assets during 1H 2020, representing $200 million or 69% of the carrying value of the Group-wide capital provision-indirect portfolio at 31 December 2019. One of these realisations was a 2017 vintage asset, one was from the 2018 vintage and two were from the 2019 vintage, demonstrating that while some assets in this strategy take time to resolve, others are realised relatively quickly, leading to the relatively short overall WAL of this portfolio.

36	Burford Interim Report 2020

Due from settlement receivables

At 30 June 2020, due from settlement receivables on Burford’s balance sheet were $281 million, compared with $173 million at 30 June 2019 and $19 million at 31 December 2019. Of the $173 million of due from settlement receivables on Burford’s balance sheet at 30 June 2019, all but $5 million were collected during 2H 2019.

Due from settlement receivables increased during 1H 2020 because a number of capital provision-direct assets were realised, but the amounts due to Burford for those assets had not yet been collected. In particular, one set of related assets represented the substantial majority of the due from settlement receivables at 30 June 2020.

As detailed in our 2019 Annual Report, our collection experience on due from settlement receivables has historically been strong, with 85% of the dollar amount of our receivables since inception collected by the end of the annual period during which they were realised and 94% collected by the end of the next annual period, with the remainder substantially thereafter. At 15 September 2020, we had collected $86 million of the due from settlement receivables outstanding at 30 June 2020.

Fair value

Burford holds legal finance assets at invested cost until there is some objective event in the underlying litigation that would cause a change in value, whereupon we are required under IFRS to reflect the market impact (up or down) of that objective event through a fair value adjustment.

Valuation policy

Burford operates under a valuation policy that emphasises clarity and certainty and relies on objective events to drive valuation changes.

For the vast majority of our legal finance assets, the objective events considered under the fair value policy relate to the litigation process. When the objective event in question is a court ruling, Burford discounts heavily the potential impact of that ruling commensurate with the remaining litigation risk. Our policy assigns valuation changes in fixed ranges based on, among other things:

▪	A significant positive ruling or other objective event but where there is not yet a trial court judgment

▪	A favourable trial court judgment

▪	A favourable judgment on the first appeal

▪	The exhaustion of as-of-right appeals

▪	Issuance of a tribunal award in arbitration cases, where there are limited opportunities for appeal

The policy also calls for markdowns when there are objective negative events at various stages in a litigation.

In a small number of instances, we have the benefit of a secondary sale of a portion of an asset. When that occurs, we factor the market evidence into our valuation process; the more robust the market testing of value is, the more weight we accord to the market price.

During 1H 2020, we experienced litigation successes in a number of the cases in our portfolio that, if ultimately affirmed and paid in full, would generate substantial income ****************** for the balance sheet and Group-wide. Some of those litigation successes were in earlier-stage matters, such as where our client might have won at trial, but the trial outcome is subject to further appeals. Other litigation successes were in final matters, where there have been appellate court judgments or arbitral awards from which further legal review is unlikely. Note that final matters have not yet necessarily reached the point where there is no legal risk remaining, meaning that we do not yet consider them to be concluded assets giving rise to a realisation and creation of a due from settlement receivable.

On 28 April 2020, in conjunction with the release of our 2019 Annual Report we reported on portfolio progress during the 2020 year to date, including estimates of potential ultimate income ***************** from realisations from litigation successes achieved during the year to date. For the seven matters or groups of matters that underlaid those estimates, the following table presents the estimates of **** ******** *** income as included in the 28 April 2020 Trading Update and the realisations and realised and unrealised gains during 1H 2020.

From the Burford balance sheet perspective, this table illustrates that, during 1H 2020, ** *** ********* ** *** ****** *** ** *** *** ******* ****** *** **** ***  **************************** we recognised $176 million of income on those matters out of the $200 million of potential ultimate income in the release. On the earlier stage matters, we recognised $42 million of unrealised gains in 1H 2020, compared to $100 million of potential ultimate income referred to in the release.

Burford Interim Report 2020	37

Realised gains and fair value adjustments during period ended 30 June 2020

Capital provision-direct matters referenced in 28 April 2020 trading update

	Estimates as included in the April 28, 2020 Trading Update*	During 1H 2020
	Potential ultimate income	Realisations	Realised gain	Unrealised gain	Total income
Group-wide total	$500	$436	$283	$67	$350
Burford balance sheet only
Final matters	$200	$272	$173	$3	$176
Earlier stage matters	$100	-	-	$42	$42
Total Burford balance sheet only	$300	$272	$173	$45	$218

*All numbers are approximate

As noted and discussed at length in our 2019 Annual Report, our general approach to fair value has been altered by Burford’s YPF-related assets—its financing of the Petersen and Eton Park claims. Burford has sold 38.75% of its interest in the proceeds of the Petersen claim for $236 million in cash in a series of third-party transactions over the past three years. As those transactions have increased in size and number of participants, they have become increasingly relevant to the fair value of the YPF-related assets under the accounting standards, and they have obliged Burford to record meaningful amounts of unrealised gain given the significant acceleration in implied value from the transactions.

Burford’s most recent sale of a portion of its proceeds of its Petersen entitlement in June 2019 was part of a $148 million placement to a number of institutional investors, of which Burford sold $100 million and other third-party holders sold the remaining portion. Given the size of this latest sale and the participation of a meaningful number of third-party institutional investors, Burford concluded that its YPF-related assets at year end 2019 should be appropriately marked based on this market transaction without including in its consideration of fair value any litigation-related information. This does not imply that these assets will henceforth be carried based on trading in the secondary market for the Petersen interests. At 30 June 2020, we continue to carry the YPF-related assets (both Petersen and Eton Park combined) on our balance sheet at the same level as we did at 31 December 2019 (a total carrying value of $773 million).

Now that the preliminary issues of sovereign immunity have been resolved in Petersen’s and Eton Park’s favour, the merits case is proceeding apace in US federal court. Please see “YPF-related assets” in our 2019 Annual Report for a more detailed discussion of the YPF-related assets.

Otherwise, in order to protect client confidentiality and legal privilege, Burford cannot provide its fair value valuations on individual legal finance assets, nor can we provide data that would allow inference of those valuations.

The tables below show the proportion of unrealised gains contained in our balance sheet asset and illustrates that the bulk of these gains are related to our YPF-related assets.

The first table below breaks down our historical fair value gains into “gross” and “net,” showing each year our total balance sheet fair value component and the division of the year’s movements into new unrealised gains and the reversal of prior years’ gains as matters turn into realised gains.

Unrealised gains on capital provision assets (direct and indirect) on Burford balance sheet only

($ in millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	1H 2020	Total
Unrealised gain as at 1 January		4	8	18	41	60	82	169	352	590	776
FV adjustment in the period	4	8	10	29	18	40	100	233	315	265	71	1,093
Previous unrealised (gains)/ losses transferred to realised (gains)/losses	–	(4)	–	(6)	1	(18)	(13)	(50)	(77)	(79)	(6)	(252)
FV movement (net of transfers to realisations)	4	4	10	23	19	22	87	183	238	186	65	841
Unrealised gain at period end	4	8	18	41	60	82	169	352	590	776	841

38	Burford Interim Report 2020

Since the beginning of 2015, YPF-related assets accounted for:

$878 million in fair value adjustments, less

$144 million in previous unrealised gains transferred to realisations, resulting in

$734 million in fair value movement net of transfers

As illustrated in the table below, our current level of Burford balance sheet only capital provision-direct unrealised gains, excluding the YPF-related assets, remains modest at $106 million, or 12% of carrying value. It is worth noting, however, that this level of unrealised gains did increase from $38 million (4% of carrying value) at 31 December 2019. Such an increase is to be expected as the portfolio seasons and more assets move into the later stages of the litigation process, when unrealised gains are likely to occur.

Summary of components of carrying value at 30 June 2020

Burford balance sheet only

	Deployed	Unrealised	Carrying
($ in millions)	Cost	Gain	Value
Capital provision-direct:
YPF-related assets	39	734	773
Other assets	779	106	885
Total:	818	840	1,658
Capital provision-indirect:	46	1	47
Total capital provision assets:	864	841	1,705

Burford Interim Report 2020	39

Asset management

Burford believes it is the largest asset manager focused on the legal finance sector with assets under management of $2.7 billion. We currently manage eight funds, in addition to certain “sidecar” funds pertaining to specific assets. A sidecar is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds.

Key statistics on Burford’s managed funds

		Investor	Asset	Asset		Fee structure
As of 30 June 2020		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)[1]	Waterfall	period (end)
BCIM Partners I LP (“Partners I”)	Litigation finance	46	42	31	52	2%/15%	European	1/3/2015
						Class A: 2%/20%
BCIM Partners II LP (“Partners II”)[3]	Litigation finance	260	253	178	197	Class B: 0%/50%	European	15/12/2015
BCIM Partners III LP (“Partners III”) [3]	Litigation finance	412	444	284	563	2%/20%	European	1/1/2020[4]
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (“BOF”)	Litigation finance	300	333	186	368	2%/20%	European	31/12/2021
BCIM Credit Opportunities LP (“COLP”)	Post-settlement	488	699	695	446	1% on unfunded/2% on funded and 20% incentive	European	30/9/2019[4]
Burford Alternative Income Fund LP (“BAIF”)	Post-settlement	297	444	439	320	1.5%/10%	European	4/4/2022
BCIM Strategic Value Master Fund LP (“Strategic Value”)[2]	Complex Strategies	500	1,199	1,199	97	2%/20%	American	Evergreen
Burford Opportunity Fund C LP (“BOF-C”)	Litigation finance	667	281	119	673	Expense Reimbursement + profit split	Hybrid	31/12/2022
Totals		2,970	3,695	3,131	2,716

1.	Management fees are paid to Burford Capital Investment Management for investment management and advisory services provided to the funds. The management fee rates shown are annualised and applied to an asset or commitment base which typically varies between a fund’s investment period and any subsequent periods in the fund term. As of 30 June 2020, Partners I, Partners II, Partners III, and COLP are no longer earning management fees. Performance fees represent carried interest applied to LP distributions after the return of capital contributions and preferred returns.

2.	Includes amounts related to BCIM SV SMA I LLC which invests alongside BCIM Strategic Value Master Fund LP.

3.	Includes amounts related to sidecar funds

4.	Ceased commitments to new investments in Q4 2018 due to capacity

Under our internal policy, we allocate certain portions of every new commitment to our own balance sheet and our various funds.

▪	Legal finance:

-  Core litigation finance and legal risk management: We allocate 25% of each new matter to Burford Opportunity Fund (“BOF”), our flagship litigation finance fund; 50% to our sovereign wealth fund (“SWF”) arrangement; and 25% to our balance sheet. The structure of our SWF arrangement is such that the SWF contributes two-thirds of the capital and we contribute one-third, with the result that the balance sheet is effectively providing 42% of all new advances. Burford Opportunity Fund-C (“BOF-C”) is the fund through which the SWF contributes its portion of the capital. Therefore, in presenting BOF-C data throughout this report, we are presenting data on just the SWF’s portion of the arrangement; Burford’s portion is included in our balance sheet data. In that context, BOF-C is allocated 33% of each new eligible asset. Also note that BOF-C does not, by pre-agreement, participate in certain specified types of litigation finance assets, in which case BOF-C’s allocation is attributed between BOF and our balance sheet. Once BOF is fully committed, which is expected to occur during 2020, the SWF has agreed that BOF-C’s share of eligible commitments will increase from 33% today (two-thirds of 50%) to 50% while BOF or its successor fund are unavailable to make further commitments. In that circumstance, the balance sheet’s share of eligible commitments will increase from 42% to 50%.

40	Burford Interim Report 2020

-  Asset recovery: We allocate 100% of our asset recovery matters to our balance sheet.

▪	Post-settlement: We allocate 100% of our post-settlement assets to our post-settlement fund Burford Alternative Income Fund (“BAIF”)

▪	Complex strategies: We allocate 100% of certain specified assets to the Strategic Value Fund; other complex strategy assets that do not meet the mandate of the Strategic Value Fund are allocated to our balance sheet

One common feature across the current funds other than the Strategic Value Fund and BOF-C is the use of a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, leading to a steadily growing expectation of performance fees, few of those performance fees have yet been paid. Performance fees are recognised when a reliable estimate of the fee can be made, and it is highly probable that a significant revenue reversal will not occur.

Of our funds with a European performance fee structure, three of the litigation finance funds (Partners I, II and II) are past their investment period. For those three funds as a group, if the funds were to be liquidated at their net asset values today, Burford would expect to collect over $30 million of performance fees. If these three funds were to return capital to investors over their normal expected life while maintaining their current level of achieved returns, Burford would expect to receive at least $50 million of performance fees. Of these funds, Partners I is expected to fully conclude over the next 12 months, at which point Burford expects to receive in excess of $5 million of performance fees. Note that Burford would expect to receive performance fees from other funds (including Burford Opportunity Fund) that are still in their investment periods, making estimation of future performance fees less certain.

Liquidity

Maintaining ample liquidity is a key part of our balance sheet management strategy. At 30 June 2020, Burford had $262 million in cash and cash management assets on its balance sheet, up 27% from 31 December 2019. Burford raised no external capital during 1H 2020, so the increase in liquidity during the period was entirely driven by internal cash generation. In addition, we had $281 million of due from settlement receivables on our balance sheet at 30 June 2020, which we would expect to resolve into cash in the near future. At 15 September 2020, Burford’s balance sheet held $316 million in cash and cash management assets and $86 million in due from settlement receivables on the books at 30 June 2020 had been paid as cash.

Burford’s debt outstanding did not change during 1H 2020. Going forward, we expect to continue to be an opportunistic debt issuer, so may from time to time issue new debt to fund our growth or to refinance future debt maturities. Alternatively, depending upon our liquidity position, we may from time to time, repurchase some of our outstanding debt issues; if we were to do so, we could also elect subsequently to re-sell that repurchased debt. Our nearest maturity remains in 2H 2022, with no debt coming due before that date. As a result, the weighted average life of our outstanding debt at 4.9 years continues to be longer than that of our concluded capital provision-direct assets at 2.3 years, weighted by recoveries.

Burford Interim Report 2020	41

1 Weighted by recoveries

At 30 June 2020, we continued to maintain a modest level of leverage, with consolidated debt (net of cash) equal to 14% of tangible assets, well below the level of 50% maximum specified in our debt covenants.

42	Burford Interim Report 2020

Financial statements

Contents

44	Reconciliation
**	***********************
51	Consolidated financial statements
55	Notes to the unaudited consolidated financial statements
77	Further information

43	Burford Interim Report 2020

Financial statements

Reconciliation

The reconciliation tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our performance discussion with our published accounts.

The tables start with the consolidated IFRS figures as reported in the consolidated financial statements. These figures include investments in a limited number of entities that are not wholly owned subsidiaries of the Burford Group and therefore contain third-party capital, principally including the Strategic Value Fund and the BOF-C Fund, through which our sovereign wealth fund arrangement is conducted. The consolidated IFRS presentation requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities, and components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the consolidated statements of financial position and comprehensive income, respectively. In our view, it is confusing to include the interests of investors other than Burford in our discussion of performance, and we have thus, as an alternative presentation, generally excluded from our presentation of our financial performance the non-Burford portion of the individual assets and liabilities, and components of income and expense, relating to such third-party capital. The reconciliation achieves this outcome by eliminating the line-by-line consolidation of all the applicable entities’ individual assets and liabilities required by IFRS to arrive at a simpler presentation that just includes Burford’s investment in the non-wholly owned entity and Burford’s share of the profit or loss earned on that investment.

The tables present the elimination adjustments required to achieve this result separately for the two main funds noted above and has a third column for a small number of other entities where Burford holds some of its capital provision assets through special purpose vehicles (“SPV”) and has minority partners in the SPV. Because Burford controls and owns a significant portion of these SPVs, they are consolidated in the IFRS financial statements. In each case, the elimination adjustments are fully reversing the amounts reported as “Third-party share of gains relating to interests in consolidated entities” and “Third-party interests in consolidated entities” against the applicable components required in the IFRS line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Burford Interim Report 2020	44

Reconciliation of Burford-only results to consolidated
statement of comprehensive income

		Elimination of third-party interests
30 June 2020	Unaudited Consolidated IFRS	Strategic Value Fund	BOF-C Fund	Other	Burford- only
	$’000	$’000	$’000	$’000	$’000
Capital provision income	260,524	(4,719)	(1,872)	(2,806)	251,127
Asset management income	4,351	1,626	1,652	-	7,629
Insurance income	623	-	-	-	623
Services income	180	-	-	-	180
Cash management (losses) and bank interest	(1,964)	(57)	(13)	-	(2,034)
Foreign exchange (losses)	(4,648)	-	(3)	(24)	(4,675)
Third-party share of profit or loss relating to interests in consolidated entities	(4,274)	1,396	236	2,642	-
Total income	254,792	(1,754)	-	(188)	252,850
Operating expenses	(41,664)	1,754	(742)	188	(40,464)
Amortisation of intangible asset	(4,747)	-	-	-	(4,747)
Operating profit	208,381	-	(742)	-	207,639
Finance costs	(19,766)	-	-	-	(19,766)
Profit before tax	188,615	-	(742)	-	187,873
Taxation	(37,164)	-	742	-	(36,422)
Profit after tax	151,451	-	-	-	151,451
Other comprehensive income	33,436	-	-	-	33,436
Total comprehensive income	184,887	-	-	-	184,887

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Burford Interim Report 2020	45

Reconciliation

Continued

		Elimination of third-party interests
30 June 2019	Unaudited Consolidated IFRS	Strategic Value Fund	BOF-C Fund	Other	Burford- only
	$’000	$’000	$’000	$’000	$’000
Capital provision income	282,024	(10,728)	(1,657)	(1,522)	268,117
Asset management income	7,639	2,069	1,627	-	11,335
Insurance income	2,058	-	-	-	2,058
Services income	1,128	-	-	-	1,128
Cash management income and bank interest	5,574	(659)	(30)	-	4,885
Foreign exchange (losses)	(476)	-	-	(4)	(480)
Third-party share of gains relating to interests in consolidated entities	(6,130)	4,593	11	1,526	-
Total income	291,817	(4,725)	(49)	-	287,043
Operating expenses	(40,623)	4,725	49	-	(35,849)
Amortisation of intangible asset	(4,747)	-	-	-	(4,747)
Operating profit	246,447	-	-	-	246,447
Finance costs	(19,733)	-	-	-	(19,733)
Profit before tax	226,714	-	-	-	226,714
Taxation	(6,237)	-	-	-	(6,237)
Profit after tax	220,477	-	-	-	220,477
Other comprehensive income	1,795	-	-	-	1,795
Total comprehensive income	222,272	-	-	-	222,272

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

46	Burford Interim Report 2020

Reconciliation of Burford-only results to
consolidated statement of financial position

		Elimination of third-party entity interests
30 June 2020	Unaudited consolidated IFRS	Strategic Value Fund	BOF-C Fund	Other	Burford-only
	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	260,313	(3,706)	(10,105)	(5)	246,497
Cash management assets	15,957	-	-	-	15,957
Other assets	11,852	688	4,513	(10)	17,043
Due from settlement of capital provision assets	286,509	-	(5,833)	-	280,676
Capital provision assets	1,909,118	(42,940)	(109,938)	(51,397)	1,704,843
Equity securities	18	-	-	-	18
Tangible fixed assets	17,877	-	-	-	17,877
Intangible asset	3,956	-	-	-	3,956
Goodwill	133,936	-	-	-	133,936
Deferred tax asset	6,564	-	-	-	6,564
Total assets	2,646,100	(45,958)	(121,363)	(51,412)	2,427,367

Liabilities
Loan interest payable	9,061	-	-	-	9,061
Other liabilities	41,526	(156)	(844)	(17)	40,509
Loan capital	625,625	-	-	-	625,625
Capital provision asset subparticipations	14,077	-	-	(5,847)	8,230
Third-party interests in consolidated entities	211,869	(45,802)	(120,519)	(45,548)	-
Deferred tax liabilities	23,142	-	-	-	23,142
Total liabilities	925,300	(45,958)	(121,363)	(51,412)	706,567
Total net assets	1,720,800	-	-	-	1,720,800

Burford Interim Report 2020	47

Reconciliation

Continued

		Elimination of third-party entity interests
31 December 2019	Audited consolidated IFRS	Strategic Value Fund	BOF-C Fund	Other	Burford-only
	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	186,621	(3,235)	(14,810)	(113)	168,463
Cash management assets	37,966	-	-	-	37,966
Due from brokers	95,226	(95,226)	-	-	-
Other assets	13,263	712	5,720	70	19,765
Due from settlement of capital provision assets	54,358	(22,899)	(9,796)	(2,674)	18,989
Capital provision assets	2,045,329	(73,535)	(92,162)	(45,642)	1,833,990
Equity securities	31,396	(31,367)	-	-	29
Tangible fixed assets	20,184	-	-	-	20,184
Intangible asset	8,703	-	-	-	8,703
Goodwill	133,999	-	-	-	133,999
Deferred tax asset	24,939	-	-	-	24,939
Total assets	2,651,984	(225,550)	(111,048)	(48,359)	2,267,027
Liabilities
Financial liabilities at fair value through profit or loss	91,493	(91,493)	-	-	-
Due to brokers	51,401	(51,401)	-	-	-
Loan interest payable	9,462	-	-	-	9,462
Other liabilities	51,430	(329)	(65)	(41)	50,995
Loan capital	655,880	-	-	-	655,880
Capital provision asset subparticipations	13,944	-	(3,566)	(2,342)	8,036
Third-party interests in consolidated entities	235,720	(82,327)	(107,417)	(45,976)	-
Deferred tax liabilities	9,662	-	-	-	9,662
Total liabilities	1,118,992	(225,550)	(111,048)	(48,359)	734,035
Total net assets	1,532,992	-	-	-	1,532,992

48	Burford Interim Report 2020

		Elimination of third-party entity interests
30 June 2019	Unaudited consolidated IFRS	Strategic Value Fund	BOF-C Fund	Other	Burford-only
	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	232,467	(78,457)	(26,385)	-	127,625
Cash management assets	43,810	-	-	-	43,810
Due from brokers	75,922	(73,709)	-	-	2,213
Other assets	11,027	77,930	153	(169)	88,941
Due from settlement of capital provision assets	124,863	35,622	12,361	-	172,846
Capital provision assets	1,845,148	(139,223)	(46,115)	(29,865)	1,629,945
Equity securities	171	-	-	-	171
Tangible fixed assets	10,800	-	-	-	10,800
Intangible assets	13,451	-	-	-	13,451
Goodwill	133,963	-	-	-	133,963
Deferred tax asset	28,316	-	-	-	28,316
Total assets	2,519,938	(177,837)	(59,986)	(30,034)	2,252,081
Liabilities
Financial liabilities at fair value through profit or loss	71,570	(69,354)	-	-	2,216
Loan interest payable	9,196	-	-	-	9,196
Other liabilities	28,855	(1,939)	(9,112)	7,418	25,222
Loan capital	637,788	-	-	-	637,788
Capital provision asset subparticipations	3,244	-	-	-	3,244
Third-party interests in consolidated entities	194,870	(106,544)	(50,874)	(37,452)	-
Deferred tax liabilities	7,379	-	-	-	7,379
Total liabilities	952,902	(177,837)	(59,986)	(30,034)	685,045
Total net assets	1,567,036	-	-	-	1,567,036

Burford Interim Report 2020	49

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* * * * * *

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * *

* * * * * * * * * * *

* * * * *

* * * * * * * * *

* * *

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * *

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

50	Burford Interim Report 2020

Consolidated statement of comprehensive income

for the period ended 30 June 2020

		Unaudited 1 January 2020 to 30 June 2020	Unaudited 1 January 2019 to 30 June 2019
	Notes	$’000	$’000
Income
Capital provision income	6	260,524	282,024
Asset management income	8	4,351	7,639
Insurance income		623	2,058
Services income		180	1,128
Cash management (losses)/income and bank interest	9	(1,964)	5,574
Foreign exchange (losses)		(4,648)	(476)
Third-party share of profit or loss relating to interests in consolidated entities		(4,274)	(6,130)
Total income		254,792	291,817
Operating expenses		(41,664)	(40,623)
Amortisation of intangible asset		(4,747)	(4,747)
Operating profit		208,381	246,447
Finance costs	12	(19,766)	(19,733)
Profit for the period before taxation		188,615	226,714
Taxation expense	4	(37,164)	(6,237)
Profit for the period after taxation		151,451	220,477
Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations on consolidation		33,436	1,795
Total comprehensive income for the period		184,887	222,272

		Cents	Cents
Basic profit per ordinary share	15	69.22	100.84
Diluted profit per ordinary share	15	68.94	100.50
Basic comprehensive income per ordinary share	15	84.50	101.66
Diluted comprehensive income per ordinary share	15	84.16	101.32

The notes on pages 55 to 76 form an integral part of these unaudited consolidated financial statements.

Burford Interim Report 2020	51

Consolidated statement of financial position

as at 30 June 2020

		Unaudited 30 June 2020	Audited 31 December 2019	Unaudited 30 June 2019
	Notes	$'000	$'000	$'000
Assets
Cash and cash equivalents		260,313	186,621	232,467
Cash management assets	9	15,957	37,966	43,810
Due from brokers		-	95,226	75,922
Other assets	10	11,852	13,263	11,027
Due from settlement of capital provision assets	7	286,509	54,358	124,863
Capital provision assets	6	1,909,118	2,045,329	1,845,148
Equity securities		18	31,396	171
Tangible fixed assets		17,877	20,184	10,800
Intangible assets		3,956	8,703	13,451
Goodwill		133,936	133,999	133,963
Deferred tax assets	4	6,564	24,939	28,316
Total assets		2,646,100	2,651,984	2,519,938
Liabilities
Financial liabilities at fair value through profit or loss		-	91,493	71,570
Due to brokers		-	51,401	-
Loan interest payable	12	9,061	9,462	9,196
Other liabilities	11	41,526	51,430	28,855
Loan capital	12	625,625	655,880	637,788
Capital provision asset subparticipations		14,077	13,944	3,244
Third-party interests in consolidated entities		211,869	235,720	194,870
Deferred tax liabilities	4	23,142	9,662	7,379
Total liabilities		925,300	1,118,992	952,902
Total net assets		1,720,800	1,532,992	1,567,036
Equity
Share capital	14	612,040	609,954	609,954
Reserves attributable to owners		1,108,760	923,038	957,082
Total shareholders’ equity		1,720,800	1,532,992	1,567,036

The notes on pages 55 to 76 form an integral part of these unaudited consolidated financial statements.* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

* * * * * * * * * *

* * * *

* * * * * * * * *

52	Burford Interim Report 2020

Consolidated statement of cash flows

for the period ended 30 June 2020

		Unaudited 1 January 2020 to 30 June 2020	Unaudited 1 January 2019 to 30 June 2019
	Notes	$’000	$’000
Cash flows from operating activities
Profit for the period before tax		188,615	226,714
Changes in working capital and non-cash items	3	(231,177)	(258,352)
Capital provision assets:
Proceeds received	3	257,176	228,067
Net (funding)/proceeds from financial liabilities at fair value through profit or loss		(96,263)	(63,157)
Net proceeds from/(cash paid) to due from/to brokers		43,825	41,322
Proceeds from asset recovery services		986	653
Proceeds from equity security		31,367	-
Net proceeds from/(funding) of cash management assets		18,997	(476)
Increase in capital provision asset subparticipations		133	-
Taxation paid		(1,730)	(707)
Net proceeds from/(cash paid) to third-party interests in consolidated entities		(28,125)	51,781
Net cash inflow from operating activities before funding of capital provision assets		183,804	225,845
Capital provision assets:
New funding of capital provision assets	3	(89,489)	(219,135)
Net cash inflow from operating activities		94,315	6,710
Cash flows from financing activities
Payments of lease liabilities		(1,346)	(674)
Interest paid on loan capital	12	(18,586)	(18,958)
Dividends paid on ordinary shares		-	(19,307)
Net cash (outflow) from financing activities		(19,932)	(38,939)
Cash flows from investing activities
Purchases of tangible fixed assets		(144)	(860)
Net cash (outflow) from investing activities		(144)	(860)

Net increase/(decrease) in cash and cash equivalents		74,239	(33,089)

Reconciliation of net cash flow to movements in cash and cash equivalents	1 January 2020 to 30 June 2020	1 January 2019 to 30 June 2019
	$’000	$’000
Cash and cash equivalents at beginning of period	186,621	265,551
Increase/(decrease) in cash and cash equivalents	74,239	(33,089)
Effect of exchange rate changes on cash and cash equivalents	(547)	5
Cash and cash equivalents at end of period	260,313	232,467

Supplemental disclosure	1 January 2020 to 30 June 2020	1 January 2019 to 30 June 2019
	$’000	$’000
Cash received from interest and dividend income	1,009	3,858

The notes on pages 55 to 76 form an integral part of these unaudited consolidated financial statements.

Burford Interim Report 2020	53

Consolidated statement of changes in equity

for the period ended 30 June 2020

Unaudited Six months ended 30 June 2020	Share capital	Contingent share capital	Shares held by employee benefit trust	Other capital reserve	Revenue reserve	Foreign currency consolidation reserve	Capital redemption reserve	Total equity shareholders’ funds
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 31 December 2019	596,454	13,500	-	7,357	899,062	16,757	(138)	1,532,992
Profit for the period	-	-	-	-	151,451	-	-	151,451
Other comprehensive income	-	-	-	-	-	33,436	-	33,436
Transfer of capital redemption reserve	-	-	-	-	(138)	-	138	-
Shares issued and purchased by the trust	2,359	-	(2,359)	-	-	-	-	-
Shares distributed by the trust	-	-	2,086	-	(2,038)	-	-	48
Transfer of LTIP on vesting	-	-	-	(2,832)	2,832	-	-	-
Share-based payments	-	-	-	2,873	-	-	-	2,873
Balance at 30 June 2020	598,813	13,500	(273)	7,398	1,051,169	50,193	-	1,720,800

Unaudited Six months ended 30 June 2019	Share capital	Contingent share capital	Shares held by employee benefit trust	Other capital reserve	Revenue reserve	Foreign currency consolidation reserve	Capital redemption reserve	Total equity shareholders’ funds
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 31 December 2018	596,454	13,500	-	2,838	716,218	34,282	(138)	1,363,154
Change in accounting policy - Leases	-	-	-	-	(839)	-	-	(839)
Restated at 1 January 2019	596,454	13,500	-	2,838	715,379	34,282	(138)	1,362,315
Profit for the period	-	-	-	-	220,477	-	-	220,477
Other comprehensive income	-	-	-	-	-	1,795	-	1,795
Share-based payments	-	-	-	1,756	-	-	-	1,756
Dividends paid (note 16)	-	-	-	-	(19,307)	-	-	(19,307)
Balance at 30 June 2019	596,454	13,500	-	4,594	916,549	36,077	(138)	1,567,036

The notes on pages 55 to 76 form an integral part of these unaudited consolidated financial statements.

54	Burford Interim Report 2020

Notes to the unaudited consolidated financial statements

for the period ended 30 June 2020

1.  Legal form and principal activity

Burford Capital Limited (the “Company”) and its subsidiaries (the “Subsidiaries”) (together the “Group”) provide investment capital, asset management, financing and risk solutions with a focus on the legal sector.

The Company was incorporated under The Companies (Guernsey) Law, 2008 (the “Law”) on 11 September 2009. Shares in the Company were admitted to trading on AIM, a market operated by the London Stock Exchange, on 21 October 2009.

These interim condensed consolidated financial statements cover the period from 1 January 2020 to 30 June 2020.

2.  Basis of preparation and changes to principal accounting policies

These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and using the going concern basis of preparation. These financial statements do not contain all the information and disclosures as presented in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of 31 December 2019. The consolidated condensed interim financial statements are presented in United States Dollars and are rounded to the nearest $’000 unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations apply for the first time in 2020, but are not expected to have an impact on the interim condensed consolidated financial statements of the Group.

Shares held in employee benefit trust

Burford’s own shares in the employee benefit trust are held for the purposes of employee equity-based compensation schemes. Own shares are deducted from shareholder’s equity. No gain or loss is recognised on the purchase, sale, cancellation or issue of own shares and any consideration paid or received is recognised directly in equity.

3.  Reconciliation of net cash from operating activities

	Unaudited 1 January 2020 to 30 June 2020	Unaudited 1 January 2019 to 30 June 2019
	$’000	$’000
Changes in operating assets and liabilities
Income on capital provision assets	(265,106)	(303,339)
Interest and other income from capital provision assets	(199)	(1,239)
Loss on equity security	11	411
Asset recovery fee for services income	(180)	(1,128)
Loss on derivative financial asset	-	4,154
Realised gain on derivative financial liabilities	-	(7,000)
Loss/(income) on cash management assets	2,973	(1,885)
Losses on financial liabilities at fair value through profit or loss	4,770	21,906
Third-party share of profit or loss relating to interests in consolidated entities	4,274	6,130
Decrease/(increase) in other assets	557	4,044
(Decrease)/increase in other liabilities	(12,757)	(16,002)
Increase in payable for capital provision assets	196	3,634
Finance costs	19,766	19,733
Amortisation and depreciation of intangible assets and tangible fixed assets	6,895	6,476
Impairment	-	3,083
Non-cash share-based payments	2,921	1,756
Effect of exchange rate movements	4,702	914
Changes in working capital and non-cash items	(231,177)	(258,352)

55	Burford Interim Report 2020

Notes to the unaudited consolidated financial statements

continued

3. Reconciliation of net cash from operating activities continued

The following tables provide a supplemental breakout of the cash inflows and outflows for capital provision assets related line items between direct and indirect.

	Capital provision assets-direct	Capital provision assets-indirect	Total
30 June 2020	$’000	$’000	$’000
Proceeds	56,554	200,622	257,176
Payables	196	-	196
New funding	(89,489)	-	(89,489)

	Capital provision assets-direct	Capital provision assets-indirect	Total
30 June 2019	$’000	$’000	$’000
Proceeds	126,038	102,029	228,067
Payables	3,634	-	3,634
New funding	(95,333)	(123,802)	(219,135)

Capital provision assets-direct referenced above in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset.

Capital provision assets-indirect represent those through which the Company’s capital is provided through a fund as a limited partner contribution instead of directly. At 30 June 2020 and 2019, capital provision assets-indirect consisted entirely of assets held through the Burford Strategic Value Fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in direct and not capital provision-indirect assets.

4.  Taxation

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989 (“the Ordinance”). Exemption has to be applied for annually and has been applied for, and granted, in relation to the 2020 financial year. In certain cases, a subsidiary of the Company may elect to make use of financing structures that are subject to income tax in a country related to the investment. The Company’s subsidiaries in Ireland, Singapore, the UK and the US are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation.

	30 June 2020	30 June 2019
	$’000	$’000
Profit on ordinary activities before tax	188,615	226,714

Corporation tax at country standard rates	45,936	3,927
Factors affecting charge:
Adjustment in respect of prior periods	330	420
Deferred tax not recognised in prior period	(10,928)	-
Tax losses not recognised	1,820	1,710
Costs not allowable for tax	33	8
Other	(27)	172
Total taxation expense/(credit)	37,164	6,237

Corporation tax at country rates is influenced by taxable profits and losses arising in jurisdictions at different times and rates. Cash taxes paid during the six months ended 30 June 2020 amounted to $1,730,000 (30 June 2019: $707,000).

56	Burford Interim Report 2020

The taxation charge for the period comprises:

	30 June 2020	30 June 2019
	$’000	$’000
US subsidiaries taxation charge	4,150	259
Irish subsidiaries taxation charge	451	2,167
UK subsidiaries taxation (credit)	(34)	-
Non-resident taxation charge	742	-
US deferred taxation charge	31,754	3,928
UK deferred taxation charge/(credit)	101	(117)
Total taxation charge	37,164	6,237

In December 2017, the US government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the US tax code including, but not limited to, the creation of a new limitation on deductible interest expense under Internal Revenue Code Section 163(j). During the period end 30 June 2020, the Group made use of a previously unrecognised deferred tax asset of $10,928,000 (30 June 2019: $nil) relating to this interest expense limitation. The Group also incurred a charge for the realisation of deferred tax assets relating to its US operations.

	30 June 2020	31 December 2019	30 June 2019
Deferred tax asset	$’000	$’000	$’000
Balance at 1 January	24,939	28,848	28,848
Movement on UK deferred tax - temporary differences	(79)	195	120
Movement on US deferred tax - temporary differences	(18,277)	(4,112)	(650)
Foreign exchange adjustment	(19)	8	(2)
Balance at end of period	6,564	24,939	28,316

	30 June 2020	31 December 2019	30 June 2019
Deferred tax liability	$’000	$’000	$’000
Balance at 1 January	9,662	4,099	4,099
Movement on UK deferred tax - temporary differences	17	193	-
Movement on US deferred tax - temporary differences	13,477	5,363	3,279
Foreign exchange adjustment	(14)	7	1
Balance at end of period	23,142	9,662	7,379

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
Net deferred tax (liability)/asset	(16,578)	15,277	20,937

	30 June 2020	31 December 2019	30 June 2019
Analysis of net deferred tax asset by type	$’000	$’000	$’000
Staff compensation and benefits	2,832	5,047	3,092
GKC acquisition costs	(3,392)	(3,323)	(2,544)
Capital provision asset fair value adjustments	(17,483)	(4,236)	(2,880)
Capital allowances	(240)	(332)	(37)
Other deduction limitations	1,705	1,257	-
Net operating loss carry-forward	-	16,864	23,306
	(16,578)	15,277	20,937

Burford Interim Report 2020	57

Notes to the unaudited consolidated financial statements

continued

5.  Segmental information

Management considers that there are three operating business segments: (i) Provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Company’s managed funds, (ii) asset management activities, (iii) the provision of services to the legal industry, including litigation insurance and asset recovery (judgment enforcement), and other corporate activities.

Consolidated segment revenue and results

	Capital provision	Asset management	Services and other corporate	Total
30 June 2020	$’000	$’000	$’000	$’000
Income*	256,250	4,351	(5,809)	254,792
Operating expenses	(28,080)	(8,061)	(5,523)	(41,664)
Amortisation of intangible asset arising on acquisition	-	-	(4,747)	(4,747)
Finance costs	-	-	(19,766)	(19,766)
Profit/(loss) for the period before taxation	228,170	(3,710)	(35,845)	188,615
Taxation	(38,647)	(1,439)	2,922	(37,164)
Other comprehensive income	-	-	33,436	33,436
Total comprehensive income	189,523	(5,149)	513	184,887
*Includes the following revenue from contracts with customers for services transferred over time	-	4,351	803	5,154

	Capital provision	Asset management	Services and other corporate	Total
30 June 2019	$’000	$’000	$’000	$’000
Income*	275,894	7,639	8,284	291,817
Operating expenses	(25,118)	(6,271)	(9,234)	(40,623)
Amortisation of intangible asset arising on acquisition	-	-	(4,747)	(4,747)
Finance costs	-	-	(19,733)	(19,733)
Profit/(loss) for the period before taxation	250,776	1,368	(25,430)	226,714
Taxation	(3,510)	(59)	(2,668)	(6,237)
Other comprehensive income	-	-	1,795	1,795
Total comprehensive income	247,266	1,309	(26,303)	222,272
*Includes the following revenue from contracts with customers for services transferred over time	-	7,639	3,186	10,825

58	Burford Interim Report 2020

Consolidated segment assets and liabilities

	Capital provision	Asset management	Services and other corporate	Total
30 June 2020	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	227,033	47	33,233	260,313
Cash management assets	-	-	15,957	15,957
Other assets	6,674	1,668	3,510	11,852
Due from settlement of capital provision assets	286,509	-	-	286,509
Capital provision assets	1,909,118	-	-	1,909,118
Equity securities	18	-	-	18
Tangible fixed assets	16,438	-	1,439	17,877
Intangible assets	-	-	3,956	3,956
Goodwill	-	-	133,936	133,936
Deferred tax asset	5,302	-	1,262	6,564
Total assets	2,451,092	1,715	193,293	2,646,100
Liabilities
Loan interest payable	-	-	9,061	9,061
Other liabilities	512	310	40,704	41,526
Loan capital	-	-	625,625	625,625
Capital provision asset subparticipations	14,077	-	-	14,077
Third-party interests in consolidated entities	211,869	-	-	211,869
Deferred tax liabilities	20,535	-	2,607	23,142
Total liabilities	246,993	310	677,997	925,300
Total net assets	2,204,099	1,405	(484,704)	1,720,800

Burford Interim Report 2020	59

Notes to the unaudited consolidated financial statements

continued

	Capital provision	Asset management	Services and other corporate	Total
31 December 2019	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	122,909	248	63,464	186,621
Cash management assets	-	-	37,966	37,966
Due from brokers	95,226	-	-	95,226
Other assets	6,462	2,012	4,789	13,263
Due from settlement of capital provision assets	54,358	-	-	54,358
Capital provision assets	2,045,329	-	-	2,045,329
Equity securities	31,396	-	-	31,396
Tangible fixed assets	15,380	-	4,804	20,184
Intangible assets	-	-	8,703	8,703
Goodwill	-	-	133,999	133,999
Deferred tax asset	23,718	-	1,221	24,939
Total assets	2,394,778	2,260	254,946	2,651,984
Liabilities
Financial liabilities at fair value through profit or loss	91,493	-	-	91,493
Due to brokers	51,401	-	-	51,401
Loan interest payable	-	-	9,462	9,462
Other liabilities	220	467	50,743	51,430
Loan capital	-	-	655,880	655,880
Capital provision asset subparticipations	13,944	-	-	13,944
Third-party interests in consolidated entities	235,720	-	-	235,720
Deferred tax liabilities	5,400	-	4,262	9,662
Total liabilities	398,178	467	720,347	1,118,992
Total net assets	1,996,600	1,793	(465,401)	1,532,992

60	Burford Interim Report 2020

	Capital provision	Asset management	Services and other corporate	Total
30 June 2019	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	185,871	541	46,055	232,467
Cash management assets	-	-	43,810	43,810
Due from brokers	75,922	-	-	75,922
Other assets	3,835	2,953	4,239	11,027
Due from settlement of capital provision assets	124,863	-	-	124,863
Capital provision assets	1,845,148	-	-	1,845,148
Equity securities	171	-	-	171
Tangible fixed assets	1,821	155	8,824	10,800
Intangible assets	-	-	13,451	13,451
Goodwill	-	-	133,963	133,963
Deferred tax assets	27,492	-	824	28,316
Total assets	2,265,123	3,649	251,166	2,519,938
Liabilities
Financial liabilities at fair value through profit or loss	71,570	-	-	71,570
Loan interest payable	-	-	9,196	9,196
Other liabilities	12,236	2,026	14,593	28,855
Loan capital	-	-	637,788	637,788
Capital provision asset subparticipations	3,244	-	-	3,244
Third-party interests in consolidated entities	194,870	-	-	194,870
Deferred tax liabilities	4,168	-	3,211	7,379
Total liabilities	286,088	2,026	664,788	952,902
Total net assets	1,979,035	1,623	(413,622)	1,567,036

6.  Capital provision assets

Capital provision assets are financial assets held at fair value through profit or loss that relate to the provision of capital to the legal industry in connection with legal matters.

Capital provision-direct assets referenced later in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset. Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a general partner contribution instead of directly. At 30 June 2020 and 2019, capital provision-indirect assets consisted entirely of assets held through the Burford Strategic Value Fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in direct and not indirect capital provision assets.

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
At 1 January	2,045,329	1,641,035	1,641,035
Additions	89,489	562,018	219,135
Realisations	(489,128)	(539,359)	(317,664)
Income for the period	265,106	370,898	303,339
Transfer to capital provision asset subparticipation	-	10,700	-
Foreign exchange (losses)/gains	(1,678)	37	(697)
At end of period	1,909,118	2,045,329	1,845,148

Burford Interim Report 2020	61

Notes to the unaudited consolidated financial statements

continued

6. Capital provision assets continued

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
Capital provision assets are comprised of:
Direct capital provision assets	1,819,276	1,787,193	1,522,188
Indirect capital provision assets	89,842	258,136	322,960
Total capital provision assets	1,909,118	2,045,329	1,845,148

The capital provision income on the face of the consolidated statement of comprehensive income comprises:

	30 June 2020	30 June 2019
	$’000	$’000
Realised gains/(losses) relative to cost	207,836	139,629
Previous unrealised (gains)/losses transferred to realised gains/(losses)	(26,341)	(80,331)
Fair value adjustment in the period	83,611	244,041
Income on capital provision assets	265,106	303,339
Interest and other income	199	1,239
Impairment of receivables	-	(3,083)
Realised gain on derivative financial liabilities	-	7,000
Realised loss on derivative financial assets	-	(4,154)
Loss on financial liabilities at fair value through profit or loss	(4,770)	(21,906)
Loss on equity securities	(11)	(411)
Total capital provision income as reported on the consolidated statement of comprehensive income	260,524	282,024

All financial assets at fair value through profit or loss and all financial liabilities at fair value through profit or loss are mandatorily measured as such. Further detail and commentary on realised gains on capital provision assets and unrealised gains on capital provision assets is included in the report to shareholders on pages 33-34.

Burford generally relies on legally protected information to arrive at its asset valuations and as a result is precluded from disclosing individual asset valuations publicly. However, Burford’s 2019 sale of part of its entitlement to proceeds in the Petersen matter was uniquely of such a size and breadth (including third-party sales organised by Burford’s financial adviser as part of the same transaction, resulting in the total sale of 15% of the entitlement to proceeds) that it was appropriate to use that sales price alone, without consideration of legally protected information, to set its year end 2019 valuation of its YPF-related assets. The carrying value of the Group’s YPF-related assets included in capital provision assets (both Petersen and Eton Park combined) remained at $773 million at 30 June 2020 including $734 million of unrealised gain. During 1H 2020, there was no capital provision income related to the YPF assets.

Loss on financial liabilities at fair value through profit or loss reflects losses on assets and liabilities used to hedge certain capital provision-indirect assets. Gains that would correspond to the hedge losses are included in income on capital provision assets.

A further discussion of accounting for capital provision-indirect assets is included in the report to shareholders on page 28.

62	Burford Interim Report 2020

The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision assets at 30 June 2020.

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2020	2,045,329	(211,338)	1,833,991	1,649,390	184,601
Additions	89,489	26,749	116,238	66,740	49,498
Realisations	(489,128)	(5,741)	(494,869)	(307,731)	(187,138)
Income for the period	265,106	(13,904)	251,202	251,263	(61)
Foreign exchange (losses)	(1,678)	(41)	(1,719)	(1,719)	-
At 30 June 2020	1,909,118	(204,275)	1,704,843	1,657,943	46,900
Unrealised fair value at 30 June 2020	864,931	(24,162)	840,769	839,527	1,242

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2019	1,641,035	(119,444)	1,521,591	1,289,548	232,043
Additions	562,018	(173,196)	388,822	272,016	116,806
Realisations	(539,359)	143,679	(395,680)	(218,807)	(176,873)
Income for the period	370,898	(56,198)	314,700	302,075	12,625
Transfer to capital provision asset subparticipation	10,700	(6,241)	4,459	4,459	-
Foreign exchange gains	37	61	98	98	-
At 31 December 2019	2,045,329	(211,339)	1,833,990	1,649,389	184,601
Unrealised fair value at 31 December 2019	808,320	(32,220)	776,100	772,083	4,017

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2019	1,641,035	(119,444)	1,521,591	1,289,548	232,043
Additions	219,135	(71,932)	147,203	83,394	63,809
Realisations	(317,664)	14,969	(302,695)	(181,741)	(120,954)
Income for the period	303,339	(38,737)	264,602	255,764	8,838
Foreign exchange (losses)	(697)	(59)	(756)	(756)	-
At 30 June 2019	1,845,148	(215,203)	1,629,945	1,446,209	183,736
Unrealised fair value at 30 June 2019	757,076	(27,745)	729,331	729,031	300

On a consolidated basis the capital provision-indirect assets represent solely the equity securities and related claims in the Burford Strategic Value Fund. The fund’s investment activity also includes entering into financial liabilities at fair value through profit or loss to offset the market based gains and losses in the equity securities. On a consolidated basis that activity is presented within financial liabilities at fair value through profit or loss in the liabilities section of the consolidated statement of financial position. On a Burford-only basis as presented in the table above, the amount included as capital provision-indirect assets represents the fair value of Burford’s entire interest held in the fund, including the respective share of any financial liabilities at fair value through profit or loss, and not just the Burford portion of the equity securities.

Included within the realisations amounts for Burford-only in 2019 is $20,735,000 relating to six assets that were warehoused by a subsidiary company under a forward purchase and sale agreement with BOF-C. Included within additions and realisation amounts for Burford-only during 2019 is $12,343,000 relating to an asset that was warehoused on behalf of and then transferred to a managed fund during that year.

Burford Interim Report 2020	63

Notes to the unaudited consolidated financial statements

continued

6. Capital provision assets continued

The following table reflects the line-by-line impact of eliminating the income of third-parties in the entities which Burford consolidates from the capital provision income reported in the consolidated statement of comprehensive income to arrive at Burford’s investments income at 30 June 2020.

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
30 June 2020	$’000	$’000	$’000	$’000	$’000
Realised gains/(losses) relative to cost	207,836	(21,975)	185,861	183,147	2,714
Previous unrealised (gains)/losses transferred to realised gains/(losses)	(26,341)	20,805	(5,536)	717	(6,253)
Fair value adjustment in the period	83,611	(12,734)	70,877	67,399	3,478
Income on capital provision assets	265,106	(13,904)	251,202	251,263	(61)
Interest and other income	199	(199)	-	-	-
Loss on financial liabilities at fair value through profit or loss	(4,770)	4,770	-	-	-
Loss on equity securities	(11)	-	(11)	(11)	-
Loss on capital provision investment subparticipation	-	(64)	(64)	(64)	-
Total capital provision income	260,524	(9,397)	251,127	251,188	(61)

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
30 June 2019	$’000	$’000	$’000	$’000	$’000
Realised gains/(losses) relative to cost	139,629	(14,786)	124,843	117,011	7,832
Previous unrealised (gains)/losses transferred to realised gains/(losses)	(80,331)	-	(80,331)	(80,470)	139
Fair value adjustment in the period	244,041	(23,951)	220,090	219,223	867
Income on capital provision assets	303,339	(38,737)	264,602	255,764	8,838
Interest and other income	1,239	(1,239)	-	-	-
Impairment of receivable	(3,083)	-	(3,083)	(3,083)	-
Realised gain on derivative financial liabilities	7,000	-	7,000	7,000	-
Realised loss on derivative financial assets	(4,154)	4,154	-	-	-
Loss on financial liabilities at fair value through profit or loss	(21,906)	21,915	9	9	-
Loss on equity securities	(411)	-	(411)	(411)	-
Total capital provision income	282,024	(13,907)	268,117	259,279	8,838

64	Burford Interim Report 2020

7.  Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and duration vary by capital provision asset. The majority of settlement balances are often received shortly after the period end and all are generally expected to be received within 12 months. The carrying value of these assets approximate the fair value of the assets at the balance sheet date.

	30 June 2020	31 December 2019	30 June 2019
Due from settlement of capital provision assets	$’000	$’000	$’000
At 1 January	54,358	37,109	37,109
Transfer of realisations from capital provision assets	489,128	539,359	317,664
Interest and other income	199	1,870	1,239
Impairment of receivable	-	(3,083)	(3,083)
Proceeds received	(257,176)	(491,252)	(228,067)
Asset received in kind	-	(29,645)	-
Foreign exchange gains	-	-	1
At end of period	286,509	54,358	124,863
Split:
Non-current assets	3,750	3,750	4,485
Current assets	282,759	50,608	120,378
Total due from settlement of assets	286,509	54,358	124,863

The following tables reflect the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the due from settlement of assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision asset receivables at 30 June 2020.

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At 1 January 2020	54,358	(35,369)	18,989	18,989	-
Transfer of realisations from capital provision assets	489,128	5,741	494,869	307,731	187,138
Interest and other income	199	(199)	-	-	-
Proceeds received	(257,176)	23,994	(233,182)	(46,044)	(187,138)
At 30 June 2020	286,509	(5,833)	280,676	280,676	-

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At 1 January 2019	37,109	-	37,109	37,109	-
Transfer of realisations from capital provision assets	539,359	(143,679)	395,680	218,807	176,873
Interest and other income	1,870	(1,742)	128	128	-
Impairment	(3,083)	-	(3,083)	(3,083)	-
Proceeds received	(491,252)	80,407	(410,845)	(233,972)	(176,873)
Asset received in kind	(29,645)	29,645	-	-	-
At 31 December 2019	54,358	(35,369)	18,989	18,989	-

Burford Interim Report 2020	65

Notes to the unaudited consolidated financial statements

continued

				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision - direct	Capital provision - indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At 1 January 2019	37,109	-	37,109	37,109	-
Transfer of realisations from capital provision assets	317,664	(14,969)	302,695	181,741	120,954
Interest and other income	1,239	(1,239)	-	-	-
Impairment	(3,083)	-	(3,083)	(3,083)	-
Proceeds received	(228,067)	64,191	(163,876)	(142,044)	(21,832)
Foreign exchange gains	1	-	1	1	-
At 30 June 2019	124,863	47,983	172,846	73,724	99,122

8.  Asset management income

Burford receives regular management fees on its managed funds during their investment period and beyond, depending upon the fund. These management fees are calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending upon the status of the fund. In addition, Burford receives performance fees from the funds. Burford’s managed funds (other than the Strategic Value Fund and the BOF-C fund) use a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, few of those performance fees have yet been paid.

Performance fees are recognised when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur.

The asset management income on the face of the consolidated statement of comprehensive income comprises:

	30 June 2020	30 June 2019
	$’000	$’000
Management fee income	4,351	7,639
Total asset management income	4,351	7,639

The following tables show the impact of consolidating the Strategic Value and BOF-C funds by adding back the elimination entries for consolidation purposes to arrive at Burford’s asset management income at 30 June 2020 and 2019. In the context of the asset management income this adjustment is recognising the intra-group income that is eliminated on consolidation of the fund entities.

	Consolidated total	Elimination of third-party interests	Burford-only
For the period ended 30 June 2020	$’000	$’000	$’000
Management fee income	4,351	1,626	5,977
Income from BOF-C	-	1,652	1,652
Total asset management income	4,351	3,278	7,629

	Consolidated total	Elimination of third-party interests	Burford-only
For the period ended 30 June 2019	$’000	$’000	$’000
Management fee income	7,639	1,499	9,138
Performance fee income	-	570	570
Income from BOF-C	-	1,627	1,627
Total asset management income	7,639	3,696	11,335

66	Burford Interim Report 2020

Under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before either party receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Amounts received and due from BOF-C from both of these sources are included in income from BOF-C in the Burford-only figures in the table above. On a consolidated basis, the amounts are included within capital provision income.

9.  Cash management assets

As at 30 June 2020, cash management assets were $15,957,000 (31 December 2019: $37,966,000, 30 June 2019: $43,810,000).

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
At 1 January	37,966	41,449	41,449
Purchases	3,085	6,410	3,026
Proceeds on disposal	(22,082)	(9,756)	(2,550)
Net realised (losses)/gains on disposal	(1,928)	65	36
Fair value movement (net of transfers to realisation)	(1,045)	(211)	1,849
Change in accrued interest	-	9	-
Foreign exchange (losses)	(39)	-	-
At end of period	15,957	37,966	43,810

The cash management (losses)/income and bank interest on the face of the consolidated statement of comprehensive income comprise:

	30 June 2020	30 June 2019
	$’000	$’000
Realised (losses)/gains (see above)	(1,928)	36
Fair value movement (see above)	(1,045)	1,849
Interest and dividend income	620	972
Bank interest income	389	2,717
Total cash management (losses)/income and bank interest	(1,964)	5,574

10.  Other assets

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
Trade receivable – insurance	186	658	1,709
Trade receivable – services	658	1,547	1,210
Asset management receivables	639	825	1,497
Reinsurance assets	3,989	3,556	-
Prepayments	1,404	1,375	478
Financial asset held at amortised cost	500	500	1,500
Tax receivable	-	-	252
Other receivables	4,476	4,802	4,381
Total other assets	11,852	13,263	11,027

11.  Other liabilities

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
Audit fee payable	139	1,385	509
Listing fee payable	994	-	-
General expenses payable	11,897	24,782	14,908
Payable for capital provision assets	232	36	3,634
Lease liabilities	18,444	19,389	9,804
Insurance liabilities	4,907	4,527	-
Tax payable	4,913	1,311	-
Total other liabilities	41,526	51,430	28,855

Burford Interim Report 2020	67

12.  Loan capital

The Group has issued the following retail bonds listed on the London Stock Exchange’s Order Book for Retail Bonds.

Issuance date	19-Aug-14	26-Apr-16	1-Jun-17	12-Feb-18
Issuing entity (100% owned subsidiary)	Burford Capital PLC	Burford Capital PLC	Burford Capital PLC	Burford Capital Finance LLC
Currency	GBP	GBP	GBP	USD
Face amount (in currency)	£90,000,000	£100,000,000	£175,000,000	$180,000,000
Maturity date	19-Aug-22	26-Oct-24	1-Dec-26	12-Aug-25
Interest rate per annum	6.50%	6.125%	5.00%	6.125%

USD equivalent face value at exchange rate at issuance	$149,562,000	$144,020,000	$225,803,000	$180,000,000

USD equivalent face value at 30 June 2020 exchange rate of $1.2359 per £1.00	$111,231,000	$123,590,000	$216,282,500	$180,000,000

Fair value equivalent:
At 30 June 2020	$107,755,000	$112,683,000	$183,299,000	$162,270,000
At 31 December 2019	$119,871,000	$128,302,000	$208,924,000	$172,350,000
At 30 June 2019	$120,566,000	$135,552,000	$223,018,000	$181,890,000

The fair value equivalents for the Group’s retail bonds are based on the last traded price for each bond observed on the London Stock Exchange’s Order Book for Retail Bonds.

	30 June 2020	31 December 2019	30 June 2019
Retail bonds	$’000	$’000	$’000
At 1 January	665,342	647,992	647,992
Finance costs	19,128	38,753	19,453
Interest paid	(18,586)	(37,568)	(18,958)
Foreign exchange (gains)/losses	(31,198)	16,165	(1,503)
At end of period	634,686	665,342	646,984
Split:
Loan capital	625,625	655,880	637,788
Loan interest payable	9,061	9,462	9,196
Total loan capital	634,686	665,342	646,984

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
Loan capital interest expense	18,521	37,528	18,841
Bond issue costs incurred as finance costs	607	1,225	612
Loan capital finance costs (above)	19,128	38,753	19,453
Lease liabilities interest expense	638	869	280
Total finance costs	19,766	39,622	19,733

68	Burford Interim Report 2020

13. Fair value of assets and liabilities

Valuation methodology

The fair value of financial assets and liabilities continue to be valued using the techniques set out in the accounting policies used in the 2019 Annual Report.

Fair value hierarchy

	Level 1	Level 2	Level 3	Total
30 June 2020	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	403,121	403,121
Portfolio	-	-	1,301,506	1,301,506
Legal risk management	-	-	1,811	1,811
Asset recovery	-	-	112,838	112,838
Indirect - equity securities	-	-	89,842	89,842
Equity securities	18	-	-	18
Cash management investments	15,957	-	-	15,957
Total assets	15,975	-	1,909,118	1,925,093
Liabilities
Capital provision asset subparticipations	-	-	14,077	14,077
Loan capital, at fair value*	566,007	-	-	566,007
Third-party interests in consolidated entities	-	-	211,869	211,869
Total liabilities	566,007	-	225,946	791,953
Net total	(550,032)	-	1,683,172	1,133,140

* Loan capital is held at amortised cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

The principal types of capital provision assets transacted by the Group are as follows:

Single case:

Capital provision assets funded by Burford that are subject to binary legal risk, such as financing the costs of a single litigation claim.

Portfolio:

Capital provision assets with multiple paths to recovery, such as financing a pool of litigation claims.

Asset recovery:

Capital provision assets where Burford finances the cost of the pursuit of enforcement of an unpaid legal judgment.

Legal risk management:

Capital provision assets where all or a portion of the financing provided by Burford is for some form of legal risk arrangement, such as to cover an indemnity or insurance for adverse costs.

Where capital is provided on a portfolio basis, Burford provides financing for a group of cases with the same counterparty on terms that tend to recognise the lower risk of loss generally associated with multi-case portfolios. Typically, the cases in the portfolio are cross collateralised, such that losses in one case can be recovered from successes in another. Cases in portfolios are underwritten and priced in a similar manner to single case capital provision assets and are anticipated to achieve a similar risk-adjusted return. Portfolios then allow us to originate larger volumes of assets with greater efficiency.

Asset recovery capital provision assets are underwritten, structured and priced in a similar manner to our single case and portfolio capital provision assets and, as a consequence, are anticipated to have similar risk-adjusted returns.

Burford Interim Report 2020	69

Notes to the unaudited consolidated financial statements

continued

13. Fair value of assets and liabilities continued

The key risk and sensitivity across all capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

	Level 1	Level 2	Level 3	Total
31 December 2019	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	458,340	458,340
Portfolio	-	-	1,241,106	1,241,106
Legal risk management	-	-	1,619	1,619
Asset recovery	-	-	86,128	86,128
Indirect - equity securities	65,780	-	192,356	258,136
Equity securities	31,396	-	-	31,396
Cash management investments	37,966	-	-	37,966
Total assets	135,142	-	1,979,549	2,114,691
Liabilities
Financial liabilities at fair value through profit or loss	91,493	-	-	91,493
Capital provision asset subparticipations	-	-	13,944	13,944
Loan capital, at fair value*	629,447	-	-	629,447
Third-party interests in consolidated entities	-	-	235,720	235,720
Total liabilities	720,940	-	249,664	970,604
Net total	(585,798)	-	1,729,885	1,144,087

* Loan capital is held at amortised cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

	Level 1	Level 2	Level 3	Total
30 June 2019	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	291,470	291,470
Portfolio	-	-	1,153,542	1,153,542
Legal risk management	-	-	1,469	1,469
Asset recovery	-	-	64,559	64,559
Indirect - equity securities	119,233	-	214,875	334,108
Equity securities	171	-	-	171
Cash management investments	43,810	-	-	43,810
Total assets	163,214	-	1,725,915	1,889,129
Liabilities
Financial liabilities at fair value through profit or loss	71,570	-	-	71,570
Capital provision asset subparticipations	-	-	3,244	3,244
Loan capital, at fair value*	661,026	-	-	661,026
Third-party interests in consolidated entities	-	-	194,870	194,870
Total liabilities	732,596	-	198,114	930,710
Net total	(569,382)	-	1,527,801	958,419

*  Loan capital is held at amortised cost in the consolidated financial statements and the figures disclosed in the above tables represent the fair value equivalent amounts.

70	Burford Interim Report 2020

Movements in Level 3 fair value assets and liabilities

The table below provides analysis of the movements in the level 3 financial assets and liabilities.

	At 1 January 2020	Transfers into level 3	Additions	Realisations	Income for the period	Foreign exchange gains/ (losses)	At 30 June 2020
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	458,340	(56,279)	48,076	(154,148)	107,338	(206)	403,121
Portfolio	1,241,106	56,279	32,846	(156,901)	126,614	1,562	1,301,506
Legal risk management	1,619	-	-	-	188	4	1,811
Asset recovery	86,128	-	8,567	(554)	21,736	(3,039)	112,838
Indirect - equity securities	192,356	65,780	-	(177,525)	9,231	-	89,842
Total level 3 assets	1,979,549	65,780	89,489	(489,128)	265,107	(1,679)	1,909,118
Capital provision asset subparticipations	(13,944)	-	(181)	48	-	-	(14,077)
Third-party interests in consolidated entities	(235,720)	-	(22,748)	50,873	(4,274)	-	(211,869)
Total level 3 liabilities	(249,664)	-	(22,929)	50,921	(4,274)	-	(225,946)

	At 1 January 2019	Transfers into level 3	Additions	Realisations	Income for the period	Foreign exchange gains/(losses)	Transfer to capital provision asset subparticipation	At 31 December 2019
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	217,703	-	179,727	(37,078)	97,787	201	-	458,340
Portfolio	1,058,979	-	116,232	(152,377)	209,265	(1,693)	10,700	1,241,106
Legal risk management	3,086	-	-	(1,762)	190	105	-	1,619
Asset recovery	42,217	-	30,439	(1,438)	13,485	1,425	-	86,128
Indirect - equity securities	108,549	210,501	149,152	(327,274)	51,428	-	-	192,356
Derivative financial assets	4,154	-	-	-	(4,154)	-	-	-
Total level 3 assets	1,434,688	210,501	475,550	(519,929)	368,001	38	10,700	1,979,549
Capital provision asset subparticipations	(3,244)	-	-	-	-	-	(10,700)	(13,944)
Derivative financial liabilities	(7,000)	-	-	-	7,000	-	-	-
Third-party interests in consolidated entities	(136,959)	-	(167,685)	84,242	(15,318)	-	-	(235,720)
Total level 3 liabilities	(147,203)	-	(167,685)	84,242	(8,318)	-	(10,700)	(249,664)

	At 1 January 2019	Transfers into level 3	Additions	Realisations	Income for the period	Foreign exchange (losses)	At 30 June 2019
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	217,703	-	32,798	(24,691)	65,683	(23)	291,470
Portfolio	1,058,979	-	53,631	(146,862)	188,229	(435)	1,153,542
Legal risk management	3,086	-	-	(1,801)	184	-	1,469
Asset recovery	42,217	-	18,174	(755)	5,163	(240)	64,559
Indirect - equity securities	108,549	210,501	9,429	(164,290)	50,686	-	214,875
Derivative financial assets	4,154	-	-	-	(4,154)	-	-
Total level 3 assets	1,434,688	210,501	114,032	(338,399)	305,791	(698)	1,725,915
Capital provision asset subparticipations	(3,244)	-	-	-	-	-	(3,244)
Derivative financial liabilities	(7,000)	-	-	-	7,000	-	-
Third-party interests in consolidated entities	(136,959)	-	(71,940)	20,159	(6,130)	-	(194,870)
Total level 3 liabilities	(147,203)	-	(71,940)	20,159	870	-	(198,114)

There were no gains or losses recognised in other comprehensive income with respect to these assets and liabilities.

Burford Interim Report 2020	71

Notes to the unaudited consolidated financial statements

continued

13. Fair value of assets and liabilities continued

All transfers into and out of level 3 are recognised as if they have taken place at the beginning of each reporting period. Transfers into level 3 during the period of $65,780,000 (31 December 2019: $210,501,000 and 30 June 2019: $210,501,000) relate to assets where the underlying asset no longer has a quoted price and becomes subject to the Group’s valuation methodology for level 3 financial instruments as set out in the accounting policies in the 2019 Annual Report.

Sensitivity of level 3 valuations

For the vast majority of our legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, we typically assess the fair value of our legal finance assets to be equivalent to the cost of the asset in line with our valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes in fixed ranges based on these objective events. The policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Since our legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is typically applied; rather, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process; the more robust the market testing of value is, the more weight that is accorded to the market price. The table below provides a stratification of our capital provision direct and indirect level 3 assets at 30 June 2020, 31 December 2019 and 30 June 2019 and into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the current valuation of those assets.

At 30 June 2020

Consolidated capital provision level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
Asset fair valuation factors (in US dollar thousands)	Total carrying value ($)	Cost ($)	Aggregate FV adjustment ($)	Weighted average(2) FV adjustment(1) (%)	Maximum FV adjustment(1) (%)	Minimum FV adjustment(1) (%)	Total carrying value ($)	Cost ($)	Aggregate FV adjustment ($)	Weighted average(7) FV adjustment(5) (%)	Maximum FV adjustment(5) (%)	Minimum FV adjustment(5) (%)
Market transactions(4)	773,133	39,593	733,540	NA(3)	NA(3)	NA(3)	-	-	-	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	108,681	63,672	45,009	41%	50%	10%	6,336	11,300	(4,964)	-45%	-100%	-32%
Trial court judgment or tribunal award	53,304	30,321	22,983	52%	60%	40%	196	980	(784)	-80%	-80%	-80%
Appeal judgment	22,117	16,242	5,875	20%	20%	20%	3,625	6,000	(2,375)	-40%	-50%	-38%
Settlements	66,559	51,391	15,168	37%	60%	11%	11,363	29,238	(17,875)	-61%	-70%	-9%
Held at cost	454,076	454,076	-	NA (3)	NA (3)	NA (3)	-	-	-	NA (3)	NA (3)	NA (3)
Portfolios with multiple FV factors(6)	311,024	228,767	82,257	51%	100%	-100%	6,001	14,690	(8,689)	-64%	-90%	-60%
Priced at cost plus accrued interest	76,714	64,003	12,711	NA (3)	NA (3)	NA (3)	13,128	14,826	(1,698)	NA (3)	NA (3)	NA (3)
Other	1,811	-	1,811	100%	100%	100%	1,050	19,088	(18,038)	-94%	-100%	-64%
Totals:	$1,867,419	$948,065	$919,354				$41,699	$96,122	$(54,423)

Total capital provision level 3 assets:	Carrying value	Cost	Unrealised gain
Capital provision-direct	1,819,276	965,358	853,918
Capital provision-indirect	89,842	78,829	11,013
Total capital provision	$1,909,118	$1,044,187	$864,931

(1)	As percentage of expected recovery above cost

(2)	Weighted by fair value of asset

(3)	Not valued based on a percentage of expected recovery

(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.

(5)	As percentage of cost

(6)	Portfolios where the underlying cases have multiple FV factors; if a portfolio's cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

(7)	Weighted by cost of asset

72	Burford Interim Report 2020

At 31 December 2019

Consolidated capital provision level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
Asset fair valuation factors (in US dollar thousands)	Total carrying value ($)	Cost ($)	Aggregate FV adjustment ($)	Weighted average(2) FV adjustment(1) (%)	Maximum FV adjustment(1) (%)	Minimum FV adjustment(1) (%)	Total carrying value ($)	Cost ($)	Aggregate FV adjustment ($)	Weighted average(7) FV adjustment(5) (%)	Maximum FV adjustment(5) (%)	Minimum FV adjustment(5) (%)
Market transactions(4)	773,133	39,190	733,943	NA (3)	NA (3)	NA (3)	-	-	-	NA (3)	NA (3)	NA (3)
Ruling or other objective pre-trial event	71,592	51,046	20,546	27%	40%	10%	9,897	18,050	(8,153)	-45%	-100%	-32%
Trial court judgment or tribunal award	45,367	26,092	19,275	49%	60%	40%	392	980	(588)	-60%	-60%	-60%
Appeal judgment	21,431	16,242	5,189	20%	20%	20%	3,625	6,000	(2,375)	-40%	-50%	-38%
Settlements	66,156	51,078	15,078	38%	100%	11%	12,263	27,053	(14,790)	-54%	-70%	-9%
Held at cost	586,768	586,768	-	NA (3)	NA (3)	NA (3)	-	-	-	NA (3)	NA (3)	NA (3)
Portfolios with multiple FV factors(6)	193,900	161,984	31,916	53%	100%	-100%	-	-	-	NA (3)	NA (3)	NA (3)
Priced at cost plus accrued interest	179,147	143,610	35,537	NA (3)	NA (3)	NA (3)	13,209	14,826	(1,617)	NA (3)	NA (3)	NA (3)
Other	1,619	-	1,619	100%	100%	100%	1,050	19,088	(18,038)	-94%	-100%	-64%
Totals:	$1,939,113	$1,076,010	$863,103				$40,436	$85,997	$(45,561)

Total capital provision level 3 assets:	Carrying value	Cost	Unrealised gain
Capital provision-direct	1,787,193	1,003,571	783,622
Capital provision-indirect	192,356	158,436	33,920
Total capital provision	$1,979,549	$1,162,007	$817,542

(1)	As percentage of expected recovery above cost

(2)	Weighted by fair value of asset

(3)	Not valued based on a percentage of expected recovery

(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.

(5)	As percentage of cost

(6)	Portfolios where the underlying cases have multiple FV factors; if a portfolio's cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

(7)	Weighted by cost of asset

Burford Interim Report 2020	73

Notes to the unaudited consolidated financial statements

continued

13. Fair value of assets and liabilities continued

At 30 June 2019

Consolidated capital provision level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
Asset fair valuation factors (in US dollar thousands)	Total carrying value ($)	Cost ($)	Aggregate FV adjustment ($)	Weighted average(2) FV adjustment(1) (%)	Maximum FV adjustment(1) (%)	Minimum FV adjustment(1) (%)	Total carrying value ($)	Cost ($)	Aggregate FV adjustment ($)	Weighted average(7) FV adjustment(5) (%)	Maximum FV adjustment(5) (%)	Minimum FV adjustment(5) (%)
Market transactions(4)	771,354	37,411	733,943	NA (3)	NA (3)	NA (3)	-	-	-	NA (3)	NA (3)	NA (3)
Ruling or other objective pre-trial event	60,175	47,327	12,848	24%	40%	10%	10,562	24,912	(14,350)	-58%	-100%	-32%
Trial court judgment or tribunal award	43,202	35,986	7,216	54%	60%	40%	-	7,989	(7,989)	-100%	-100%	-100%
Appeal judgment	20,110	16,242	3,868	20%	20%	20%	3,625	6,000	(2,375)	-40%	-50%	-38%
Settlements	28,079	22,913	5,166	49%	60%	11%	10,935	25,150	(14,215)	-56%	-70%	-13%
Held at cost	422,864	422,864	-	NA (3)	NA (3)	NA (3)	-	-	-	NA (3)	NA (3)	NA (3)
Portfolios with multiple FV factors(6)	134,348	114,568	19,780	13%	60%	-100%	-	-	-	NA (3)	NA (3)	NA (3)
Priced at cost plus accrued interest	161,661	125,494	36,167	NA (3)	NA (3)	NA (3)	53,214	56,270	(3,056)	NA (3)	NA (3)	NA (3)
Other	5,231	3,280	1,951	39%	100%	15%	555	15,828	(15,273)	-96%	-100%	-64%
Totals:	$1,647,024	$826,085	$820,939				$78,891	$136,149	$(57,258)

Total capital provision level 3 assets:	Carrying value	Cost	Unrealised gain
Capital provision-direct	1,511,040	780,470	730,570
Capital provision-indirect	214,875	181,764	33,111
Total capital provision	$1,725,915	$962,234	$763,681

(1)	As percentage of expected recovery above cost

(2)	Weighted by fair value of asset

(3)	Not valued based on a percentage of expected recovery

(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.

(5)	As percentage of cost

(6)	Portfolios where the underlying cases have multiple FV factors; if a portfolio's cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

(7)	Weighted by cost of asset

Following origination, the Group engages in a semi-annual review of each capital provision asset’s fair value. At 30 June 2020, should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $168,317,000 (31 December 2019: $172,989,000 and 30 June 2019: $152,780,000). The impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involve significant judgments and estimates. Whilst the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset. That estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated.

74	Burford Interim Report 2020

14.  Share capital

	30 June 2020	31 December 2019	30 June 2019
Authorised share capital	$’000	$’000	$’000
Unlimited ordinary shares of no par value	-	-	-

Issued share capital	Number	Number	Number
Ordinary shares of no par value	219,049,877	218,649,877	218,649,877

400,000 ordinary shares were issued at 474.2p each on 29 April 2020 and acquired by the Group’s newly formed employee benefit trust (“EBT”). The EBT was established to assist in the administration of the Group’s employee equity compensation based long term incentive plan (“LTIP”). While the Group does not have legal ownership of the EBT and the ability of the Group to influence the actions of the EBT is limited by the trust deed, the EBT was set up by the Group for the sole purpose of assisting in the administration of the LTIP, and is for accounting purposes, treated as being controlled by the Group, and is therefore consolidated. The EBT has distributed 353,717 shares during the period to satisfy the vesting of LTIP awards during the period. Shares held in the EBT at the period end are included in issued shares.

	30 June 2020	31 December 2019	30 June 2019
	$’000	$’000	$’000
Share capital	598,813	596,454	596,454
Contingent share capital	13,500	13,500	13,500
Shares held by employee benefit trust	(273)	-	-
Total share capital	612,040	609,954	609,954

Also, the GKC acquisition in 2016 included $15,000,000 of contingent equity consideration. In calculating the fair value of the contingent consideration a discount of 10% was applied for non-performance risk, hence the contingent equity consideration is valued at $13,500,000 at acquisition. Shares of 2,461,682 will be issued only after GKC’s investment funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new funds or other capital provision income) to Burford. If the $100 million income target is not achieved, no contingent consideration is payable.

15.  Profit per ordinary share and comprehensive income per ordinary share

Profit per ordinary share is calculated based on profit attributable to ordinary shareholders for the period of $151,451,000 (30 June 2019: $220,477,000) and the weighted average number of ordinary shares in issue for the period of 218,788,339 (30 June 2019: 218,649,877). Comprehensive income per ordinary share is calculated based on total comprehensive income attributable to ordinary shareholders for the period of $184,887,000 (30 June 2019: $222,272,000), and the same weighted average number of ordinary shares in issue as above. For purposes of the diluted profit and comprehensive income per ordinary share calculations, 901,983 shares (30 June 2019: 723,554) related to the LTIP are added to the outstanding share balance.

16.  Dividends

The Directors have not approved any interim dividend for the period ended 30 June 2020 (for period ended 30 June 2019: 4.17¢ per share).

17.  Financial commitments and contingent liabilities

As a normal part of its business, the Group routinely enters into some financing agreements that oblige the Group to provide continuing funding over time, whereas other agreements provide for the immediate funding of the total commitment. The terms of the former type of agreements vary widely; in some cases (discretionary commitments), the Group has broad discretion as to each incremental funding of a continuing investment, and in others (definitive commitments), the Group has little discretion and would suffer adverse consequences were it to fail to provide incremental funding.

75	Burford Interim Report 2020

Notes to the unaudited consolidated financial statements

continued

The Group’s funding obligations are capped at a fixed amount in its agreements. At 30 June 2020, the Group had outstanding commitments for $966,534,000 (31 December 2019: $981,554,000 and 30 June 2019: $895,705,000).

In addition, at 30 June 2020 at current exchange rates, the Group had $86,730,000 of exposure to assets where the Group is providing some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse costs (31 December 2019: $89,294,000 and 30 June 2019: $90,123,000).

The following table reflects the line-by-line impact of eliminating the interests of third parties in the entities that Burford consolidates from the commitment balances reported above to arrive at Burford’s commitments at 30 June 2020, 31 December 2019 and 30 June 2019.

	Consolidated total	Elimination of third-party interests	Burford-only
30 June 2020	$'000s	$'000s	$'000s
Unfunded commitments - capital provision
Definitive	346,166	(54,754)	291,412
Discretionary	620,368	(105,442)	514,926
Total	966,534	(160,196)	806,338
Legal risk (definitive)	86,730	(6,233)	80,497

	Consolidated total	Elimination of third-party interests	Burford-only
31 December 2019	$'000s	$'000s	$'000s
Unfunded commitments - capital provision
Definitive	342,452	(53,939)	288,513
Discretionary	639,102	(99,007)	540,095
Total	981,554	(152,946)	828,608
Legal risk (definitive)	89,294	(6,233)	83,061

	Consolidated total	Elimination of third-party interests	Burford-only
30 June 2019	$'000s	$'000s	$'000s
Unfunded commitments - capital provision
Definitive	322,194	(33,935)	288,259
Discretionary	573,511	(84,082)	489,429
Total	895,705	(118,017)	777,688
Legal risk (definitive)	90,123	(6,245)	83,878

Of the $966,534,000 in commitments, based on recent experience, the Group expects approximately 15 to 20% (median experience over the prior three years was=16%) to be sought from it during the next 12 months.

Given the nature of the Company’s business, the Company may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation, and having received relevant legal advice including from external advisers, the Company considers there to be no material contingent liability in respect of any such situations requiring disclosure in the financial statements.

18.  Related party transactions

The related parties transactions during the period are consistent with the categories disclosed in the 2019 Annual Report. Related parties comprise key management personnel, joint ventures and associate companies.

There is no controlling party.

19.  Subsequent events

On 6 July 2020, the Company confidentially submitted a registration statement on Form 20-F with the US Securities and Exchange Commission (“SEC”) to register its ordinary shares under the US Securities Exchange Act of 1934 in connection with the proposed listing of the ordinary shares on the New York Stock Exchange ("NYSE"). That registration statement, as amended, was declared effective by the SEC on 30 September 2020 and the Company’s ordinary shares have been approved for listing on the NYSE, which listing is expected to occur in the near future.

76	Burford Interim Report 2020

Further information

Directors Sir Peter Middleton (Chairman) Hugh Steven Wilson (Deputy Chairman) Christopher Bogart Robert Gillespie Charles Nigel Kennedy Parkinson John Sievwright

Registered office Oak House Hirzel Street St Peter Port Guernsey GY1 2NP

Advisors to the company on English law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS

Nominated adviser and joint broker Numis Securities Ltd The London Stock Exchange Building E10 Paternoster Square London EC4M 7LT

Joint brokers Jefferies International Limited 100 Bishopsgate London EC2N 4JL

Administrator and company secretary Oak Fund Services (Guernsey) Limited Oak House Hirzel Street St Peter Port Guernsey GY1 2NP

Registrar Computershare Investor Services (Guernsey) Limited Tudor House Le Bordage St Peter Port Guernsey GY1 1DB

Independent auditor Ernst & Young LLP St. Julian’s Avenue St Peter Port Guernsey GY1 2HH

Advisors to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St Julian’s Avenue St Peter Port Guernsey GY1 1WA

Advisors to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019

77	Burford Interim Report 2020

Further information

continued

Equity and debt securities

Issuer	Security	Exchange	Ticker	ISIN	FIGI	SEDOL/ID
Burford Capital Limited	Share	London Stock Exchange AIM	BUR	GG00B4L84979	BBG000PN88Q7	B4L8497 GB
Burford Capital PLC	Bond	London Stock	BUR1	XS1088905093	BBG006VZCHM9	EK3990638
	Bond Bond	Exchange Main Market	BUR2 BUR3	XS1391063424 XS1614096425	BBG00CMS9C56 BBG00GPZLYD7	JK7086578 AN5937551
Burford Capital Finance LLC	Bond	London Stock Exchange Main Market	BUR4	XS1756325228	BBG00JWN4HQ2	AQ9291818

Company website

www.burfordcapital.com

Investor relations enquiries

For all investor relations enquiries about Burford Capital Limited, please contact:

Investor Relations

Burford Capital

Brettenham House

2-19 Lancaster Place

London WC2E 7EN

Telephone: +44 (0)20 3530 2023

Investor Relations

Burford Capital

350 Madison Avenue

New York, NY 10017

US

Telephone: +1 212 235 6820

Email: IR@burfordcapital.com

Visit the investor relations section of Burford’s website at www.burfordcapital.com/shareholders for current investor relations information, including the latest share price, results presentations and regulatory news.

78	Burford Interim Report 2020